UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2012

On November 8, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2012. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated November 8, 2012, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2013. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and six months ended September 30, 2012 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: November 8, 2012

Financial Results Release	November 8, 2012 [U.S. GAAP	]
For the Six Months Ended September 30, 2012

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department / TEL +81-3-5205-5581

Scheduled date of filing quarterly securities report: November 9, 2012

Scheduled date of dividend payments: December 10, 2012

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2012 (April 1, 2012 – September 30, 2012)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2012	5,237,392	1.6%	662,969	(3.3)%	642,803	(5.7)%	293,415	(1.0)%
Six months ended September 30, 2011	5,154,580	3.1%	685,472	(5.7)%	681,715	(4.0)%	296,437	(6.0)%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2012	239.78	(yen)	—	(yen)
Six months ended September 30, 2011	228.66	(yen)	—	(yen)

Notes: Comprehensive income (loss) attributable to NTT:	For the six months ended September 30, 2012: 314,251 million yen 9.4% For the six months ended September 30, 2011: 287,314 million yen 0.7%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2012	19,331,986	10,335,093	8,102,909	41.9%	6,632.16	(yen)
March 31, 2012	19,389,699	10,047,729	7,882,587	40.7%	6,441.26	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2012	—	70.00	(yen)	—	70.00	(yen)	140.00	(yen)
Year Ending March 31, 2013	—	80.00	(yen)	—	—		—
Year Ending March 31, 2013 (Forecasts)	—	—		—	80.00	(yen)	160.00	(yen)

Note: Change in forecasts of dividends during the six months ended September 30: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2013	10,810,000	2.9%	1,200,000	(1.9)%	1,170,000	(5.6)%	530,000	13.3%	437.23	(yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2013 during the six months ended September 30, 2012: Yes

*	Notes

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2012, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note: This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None
(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

September 30, 2012 : 1,323,197,235 shares

March 31, 2012 : 1,323,197,235 shares

2. Number of treasury stock:

September 30, 2012 : 101,436,824 shares

March 31, 2012 : 99,431,812 shares

3. Weighted average number of shares outstanding:

For the six months ended September 30, 2012:	1,223,705,175 shares

For the six months ended September 30, 2011:	1,296,413,064 shares

* The figures for “Basic Earnings per Share Attribute to NTT” for the fiscal year ending March 31, 2013 (forecasts) are based on the assumption that NTT will buy back up to 42 million shares for up to 150 billion yen, as resolved at the board of directors’ meeting held on September 19, 2012, and make them its treasury stock.

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2013, please refer to pages 7 and 22.

On Thursday, November 8, 2012, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

	Consolidated results

Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)

	(Billions of yen)
	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)	Change	Percent Change
Operating revenues	5,154.6	5,237.4	82.8	1.6%
Operating expenses	4,469.1	4,574.4	105.3	2.4%
Operating income	685.5	663.0	(22.5)	(3.3)%
Income before income taxes and equity in earnings (losses) of affiliated companies	681.7	642.8	(38.9)	(5.7)%
Net income attributable to NTT	296.4	293.4	(3.0)	(1.0)%

During the six months ended September 30, 2012, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy adopted in May 2008, entitled “Road to Service Creation Business Group.”

Broadband Services

In the fixed communications field, NTT Group continued to take measures to expand the use of its “FLET’S Hikari” services and to improve its customer support services. With respect to “FLET’S Hikari” services for apartment buildings, in order to encourage use by greater numbers of customers, NTT Group lowered the monthly charges for “FLET’S Hikari Light Mansion Type” and “FLET’S Hikari Next Mansion Type (optical wiring system).” In addition, NTT Group promoted the expansion of service areas compatible with the “FLET’S Spot” web authentication method(*1), to enable remote Wi-Fi use not only on PCs but also on smartphones and tablet devices.

In the mobile communications field, in an effort to expand the use of smartphones, NTT Group launched 21 new mobile phone models, including the “GALAXY S III,” many of which are compatible with Xi LTE Service, and continued to improve and expand its handset lineup. NTT Group also started providing a new flat-rate data billing plan, “Raku Raku Pake-hodai,” together with the launch of the “Raku Raku Smartphone,” a smartphone with an easy-to-use touch panel with an easy-to-read large character display.

Upper Layer Services/Solutions Business

With respect to upper layer services, NTT Group made efforts to enhance its service menu for cloud services. Specifically, NTT Group launched “Photo Collection,” a service that enables photos and videos saved on a smartphone, tablet device or PC to be uploaded onto, and accessed from various devices through, a cloud network.

For corporate customers, NTT Group launched a connection function that allows safe, secure and convenient use of various application services provided over cloud networks on smartphones through the “Mobile Connect” service, which enables simple and secure remote access to internal work systems from outside the office.

Global Businesses

With the objectives of expanding NTT Group’s global businesses and acquiring innovative cloud-related technology, NTT Group entered into an agreement with Centerstance Inc. (“Centerstance”), a U.S.-based company with a specialty in the analysis of key business processes and the support of migration from existing business systems to cloud based systems, to acquire all of the shares of Centerstance.

In addition, NTT Group began operating the “Asia Submarine-cable Express,” a highly reliable and low latency, high-capacity optical submarine cable linking the Asian region together. The cable system was constructed in cooperation with Malaysia-based Telekom Malaysia, Philippines-based PLDT and Singapore-based StarHub. This has enabled NTT Group to further enhance the capacity of its cable networks within Asia, secure redundancy by having multiple cable routes and to expand its highly reliable global network services.

As a result of these efforts, NTT Group’s consolidated operating revenues for the six-month period ended September 30, 2012 were ¥5,237.4 billion (an increase of 1.6% from the same period of the previous fiscal year), consolidated operating expenses were ¥4,574.4 billion (an increase of 2.4% from the same period of the previous fiscal year), consolidated operating income was ¥663.0 billion (a decrease of 3.3% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥642.8 billion (a decrease of 5.7% from the same period of the previous fiscal year), and consolidated net income attributable to NTT was ¥293.4 billion (a decrease of 1.0% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(*1)	A web browser-based authentication method using an ID and password issued by NTT East or NTT West.

‚	Segment results

Results by business segment are as follows.

•	Regional communications business segment

Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)

	(Billions of yen)
	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)	Change	Percent Change
Operating revenues	1,860.5	1,808.2	(52.3)	(2.8)%
Operating expenses	1,807.4	1,758.3	(49.1)	(2.7)%
Operating income	53.2	50.0	(3.2)	(6.0)%

Consolidated operating revenues for the six-month period ended September 30, 2012 were ¥1,808.2 billion (a decrease of 2.8% from the same period of the previous fiscal year) due to the slowdown in the increase of “FLET’S Hikari” subscriptions. As a result, the increase in IP/packet communications revenues was unable to offset the decline in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, consolidated operating expenses fell to ¥1,758.3 billion (a decrease of 2.7% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees and other factors, including a decrease in cost of services and equipment sold, and selling, general and administrative expenses. As a result, consolidated operating income for the six-month period ended September 30, 2012 was ¥50.0 billion (a decrease of 6.0% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2012	As of September 30, 2012	Change	Percent Change
FLET’S Hikari(1)	16,564	17,020	455	2.7%
NTT East	9,353	9,578	225	2.4%
NTT West	7,211	7,441	230	3.2%
Hikari Denwa(2)	13,900	14,557	657	4.7%
NTT East	7,402	7,731	328	4.4%
NTT West	6,498	6,826	328	5.0%

Notes:	(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.
	(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long-distance and international communications business segment

Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)

	(Billions of yen)
	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)	Change	Percent Change
Operating revenues	822.8	814.4	(8.3)	(1.0)%
Operating expenses	762.5	748.2	(14.3)	(1.9)%
Operating income	60.3	66.2	5.9	9.9%

Consolidated operating revenues for the six-month period ended September 30, 2012 were ¥814.4 billion (a decrease of 1.0% from the same period of the previous fiscal year). Although there was an increase in revenue as a result of the increase in the number of consolidated subsidiaries, operating revenues decreased due to, among other things, a decline in fixed voice related revenues. Consolidated operating expenses for the six-month period ended September 30, 2012 decreased to ¥748.2 billion (a decrease of 1.9% from the same period of the previous fiscal year) due to, among other things, a decrease in cost of services and equipment sold, and selling, general and administrative expenses. As a result, consolidated operating income for the six-month period ended September 30, 2012 was ¥66.2 billion (an increase of 9.9% from the same period of the previous fiscal year).

•	Mobile communications business segment

Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)

	(Billions of yen)
	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)	Change	Percent Change
Operating revenues	2,113.0	2,207.3	94.3	4.5%
Operating expenses	1,606.7	1,732.6	125.9	7.8%
Operating income	506.3	474.7	(31.5)	(6.2)%

Despite a decline in voice revenues due to the impacts of “Monthly Support” discount programs and a decrease in billable MOU(*1), consolidated operating revenues for the mobile communications business segment for the six-month period ended September 30, 2012 were ¥2,207.3 billion (an increase of 4.5% from the same period of the previous fiscal year) due to an increase of IP/packet communications revenues as a result of the expansion in the number of smartphone users and an increase in communications handset sales revenues. On the other hand, despite NTT Group’s ongoing cost-cutting efforts, consolidated operating expenses for the six-month period ended September 30, 2012 were ¥1,732.6 billion (an increase of 7.8% from the same period of the previous fiscal year) due to an increase in wholesale unit prices of handsets in conjunction with the increase in smartphone sales and the implementation of measures for future revenue growth. As a result, consolidated operating income for the six-month period ended September 30, 2012 was ¥474.7 billion (a decrease of 6.2% from the same period of the previous fiscal year).

(*1)	MOU (Minutes Of Use): average monthly minutes of use per unit.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2012	As of September 30, 2012	Change	Percent Change
Mobile phone services	60,129	60,787	657	1.1%
FOMA services	57,905	54,588	(3,316)	(5.7)%
Xi services	2,225	6,198	3,973	178.6%
i-mode	42,321	37,356	(4,966)	(11.7)%
sp-mode	9,586	14,289	4,703	49.1%

Notes:

(1)	The numbers for mobile phone service subscriptions and “FOMA” service subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, “FOMA” service subscriptions became mandatory for subscriptions to “2in1” services. Such “FOMA” service subscriptions to “2in1” services are included in the above numbers of mobile phone service subscriptions and “FOMA” service subscriptions.

•	Data communications business segment

Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)

	(Billions of yen)
	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)	Change	Percent Change
Operating revenues	571.4	607.3	35.9	6.3%
Operating expenses	536.5	576.0	39.4	7.3%
Operating income	34.9	31.4	(3.5)	(10.0)%

Consolidated operating revenues for the six-month period ended September 30, 2012 were ¥607.3 billion (an increase of 6.3% from the same period of the previous fiscal year) due to, among other things, increased revenues resulting from the increase in the number of consolidated subsidiaries. Consolidated operating expenses for the six-month period ended September 30, 2012 rose to ¥576.0 billion (an increase of 7.3% from the same period of the previous fiscal year) due to, among other things, an increase in expenses attributable to an increase in selling, general and administrative expenses caused by the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the six-month period ended September 30, 2012 was ¥31.4 billion (a decrease of 10.0% from the same period of the previous fiscal year).

•	Other segments

Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)

	(Billions of yen)
	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)	Change	Percent Change
Operating revenues	499.9	565.2	65.4	13.1%
Operating expenses	476.2	530.8	54.5	11.5%
Operating income	23.6	34.5	10.8	45.9%

Consolidated operating revenues for the six-month period ended September 30, 2012 were ¥565.2 billion (an increase of 13.1% from the same period of the previous fiscal year) due to, among other things, increased revenues in the real estate business and finance business. On the other hand, consolidated operating expenses for the six-month period ended September 30, 2012 were ¥530.8 billion (an increase of 11.5% from the same period of the previous fiscal year) due to, among other things, an increase in revenue-linked expenses. As a result, consolidated operating income for the six-month period ended September 30, 2012 was ¥34.5 billion (an increase of 45.9% from the same period of the previous fiscal year).

(2) Qualitative Information Relating to Consolidated Financial Position

Consolidated cash flows from operating activities for the six-month period ended September 30, 2012 were ¥1,091.5 billion (a decrease of ¥167.8 billion (13.3%) compared to the same period of the previous fiscal year). This decrease in cash flows was due to, among other factors, an increase in accounts receivable due to the increased number of installment sales.

Consolidated cash flows from investing activities showed outlays of ¥1,192.2 billion (a decrease of ¥84.7 billion (6.6%) compared to the same period of the previous fiscal year). This decrease was due to, among other factors, a decrease in short-term investments associated with cash management activities exceeding three months in duration while capital investments increased.

Consolidated cash flows from financing activities amounted to cash outlays of ¥113.0 billion (a decrease of ¥349.8 billion (75.6%) compared to the same period of the previous fiscal year). This decrease was due to, among other factors, a decrease in the repurchase of treasury stock by NTT.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2012 were ¥807.6 billion, a decrease of ¥212.5 billion (20.8%) from the end of the previous fiscal year.

	(Billions of yen)
	Six-Month Period Ended September 30, 2011 (April 1, 2011 – September 30, 2011)	Six-Month Period Ended September 30, 2012 (April 1, 2012 – September 30, 2012)	Change	Percent Change
Cash flows from operating activities	1,259.3	1,091.5	(167.8)	(13.3)%
Cash flows from investing activities	(1,276.8)	(1,192.2)	84.7	6.6%
Cash flows from financing activities	(462.8)	(113.0)	349.8	75.6%

(3) Qualitative Information Relating to Consolidated Results Forecasts

The Japanese economy has continued to show its underlying strength. However, there is increased concern of an economic downturn from the impact of the slowdown of the global economy.

NTT Group forecasts that the market environment will continue to be difficult due to such factors as the increasingly fierce competition.

In light of this market environment, NTT Group has revised its results forecasts as follows.

Despite an expected decrease in revenues from NTT East, the forecast for NTT Group’s operating revenues has been revised upward by ¥60.0 billion from its initial forecast to ¥10,810.0 billion, as a result of anticipated increases in mobile handset sales due to a projected increase in smartphone sales by NTT DOCOMO.

On the other hand, due to, among other things, an increase in NTT DOCOMO’s retention expenses, the forecast for NTT Group’s operating income has been revised downward by ¥80 billion from its initial forecast to ¥1,200.0 billion.

For assumptions used in these results forecasts and other related matters, please see page 22.

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2012, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. In adopting the ASU, NTT Group implemented the two separate but consecutive statements reporting method.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2012	September 30, 2012	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,020,143	¥807,599	¥(212,544)
Short-term investments	306,921	422,426	115,505
Notes and accounts receivable, trade	2,287,986	2,161,022	(126,964)
Allowance for doubtful accounts	(48,356)	(44,627)	3,729
Accounts receivable, other	277,277	264,144	(13,133)
Inventories	329,373	391,603	62,230
Prepaid expenses and other current assets	315,566	430,944	115,378
Deferred income taxes	223,021	223,212	191

Total current assets	4,711,931	4,656,323	(55,608)

Property, plant and equipment:
Telecommunications equipment	14,425,252	14,213,568	(211,684)
Telecommunications service lines	14,830,873	14,972,362	141,489
Buildings and structures	5,915,743	5,957,287	41,544
Machinery, vessels and tools	1,820,648	1,849,147	28,499
Land	1,133,077	1,129,395	(3,682)
Construction in progress	363,201	368,341	5,140

	38,488,794	38,490,100	1,306
Accumulated depreciation	(28,682,438)	(28,744,019)	(61,581)

Net property, plant and equipment	9,806,356	9,746,081	(60,275)

Investments and other assets:
Investments in affiliated companies	543,273	542,966	(307)
Marketable securities and other investments	295,254	304,023	8,769
Goodwill	771,420	806,665	35,245
Software	1,344,356	1,331,205	(13,151)
Other intangibles	263,964	260,219	(3,745)
Other assets	863,852	917,099	53,247
Deferred income taxes	789,293	767,405	(21,888)

Total investments and other assets	4,871,412	4,929,582	58,170

Total assets	¥19,389,699	¥19,331,986	¥(57,713)

	Millions of yen
	March 31, 2012	September 30, 2012	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥83,507	¥169,207	¥85,700
Current portion of long-term debt	656,963	791,749	134,786
Accounts payable, trade	1,482,594	1,125,794	(356,800)
Current portion of obligations under capital leases	18,709	17,070	(1,639)
Accrued payroll	476,442	423,281	(53,161)
Accrued interest	9,832	10,149	317
Accrued taxes on income	198,281	210,668	12,387
Accrued consumption tax	46,255	50,812	4,557
Advances received	189,007	183,952	(5,055)
Other	332,663	362,412	29,749

Total current liabilities	3,494,253	3,345,094	(149,159)

Long-term liabilities:
Long-term debt	3,509,820	3,323,821	(185,999)
Obligations under capital leases	36,919	35,026	(1,893)
Liability for employees’ retirement benefits	1,534,885	1,553,689	18,804
Accrued liabilities for point programs	187,432	171,201	(16,231)
Deferred income taxes	169,591	169,592	1
Other	409,070	398,470	(10,600)

Total long-term liabilities	5,847,717	5,651,799	(195,918)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,832,165	2,831,753	(412)
Retained earnings	4,888,746	5,096,347	207,601
Accumulated other comprehensive income (loss)	(357,843)	(337,007)	20,836
Treasury stock, at cost	(418,431)	(426,134)	(7,703)

Total NTT shareholders’ equity	7,882,587	8,102,909	220,322

Noncontrolling interests	2,165,142	2,232,184	67,042

Total equity	10,047,729	10,335,093	287,364

Total liabilities and equity	¥19,389,699	¥19,331,986	¥(57,713)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2011	2012	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥988,948	¥895,409	¥(93,539)
Mobile voice related services	956,023	853,387	(102,636)
IP / packet communications services	1,772,728	1,880,497	107,769
Sale of telecommunication equipment	270,715	402,333	131,618
System integration	824,804	850,506	25,702
Other	341,362	355,260	13,898

	5,154,580	5,237,392	82,812

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,155,019	1,186,037	31,018
Cost of equipment sold (exclusive of items shown separately below)	359,200	418,376	59,176
Cost of system integration (exclusive of items shown separately below)	556,642	575,881	19,239
Depreciation and amortization	932,099	930,095	(2,004)
Impairment loss	98	788	690
Selling, general and administrative expenses	1,466,050	1,463,246	(2,804)

	4,469,108	4,574,423	105,315

Operating income	685,472	662,969	(22,503)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,675)	(28,513)	162
Interest income	10,188	8,759	(1,429)
Other, net	14,730	(412)	(15,142)

	(3,757)	(20,166)	(16,409)

Income before income taxes and equity in earnings (losses) of affiliated companies	681,715	642,803	(38,912)

Income tax expense (benefit):
Current	262,864	240,343	(22,521)
Deferred	10,136	10,238	102

	273,000	250,581	(22,419)

Income before equity in earnings (losses) of affiliated companies	408,715	392,222	(16,493)

Equity in earnings (losses) of affiliated companies	(1,626)	4,680	6,306

Net income	407,089	396,902	(10,187)

Less – Net income attributable to noncontrolling interests	(110,652)	(103,487)	7,165

Net income attributable to NTT	¥296,437	¥293,415	¥(3,022)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,296,413,064	1,223,705,175
Net income attributable to NTT (Yen)	¥228.66	¥239.78

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012	Increase (Decrease)
Net income	¥407,089	¥396,902	¥(10,187)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(9,080)	12,407	21,487
Unrealized gain (loss) on derivative instruments	(150)	(727)	(577)
Foreign currency translation adjustments	(12,271)	(458)	11,813
Pension liability adjustments	3,112	8,091	4,979
Total other comprehensive income (loss)	(18,389)	19,313	37,702
Total comprehensive income (loss)	388,700	416,215	27,515
Less – Comprehensive income attributable to noncontrolling interests	(101,386)	(101,964)	(578)

Total comprehensive income (loss) attributable to NTT	¥287,314	¥314,251	¥26,937

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2011	2012	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥487,763	¥444,383	¥(43,380)
Mobile voice related services	473,881	421,129	(52,752)
IP / packet communications services	899,312	944,471	45,159
Sale of telecommunication equipment	141,703	233,914	92,211
System integration	435,013	438,929	3,916
Other	179,556	178,634	(922)

	2,617,228	2,661,460	44,232

Operating expenses:
Cost of services (exclusive of items shown separately below)	577,138	594,631	17,493
Cost of equipment sold (exclusive of items shown separately below)	190,612	238,951	48,339
Cost of system integration (exclusive of items shown separately below)	297,587	301,680	4,093
Depreciation and amortization	470,332	469,812	(520)
Impairment loss	9	618	609
Selling, general and administrative expenses	745,353	745,106	(247)

	2,281,031	2,350,798	69,767

Operating income	336,197	310,662	(25,535)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,520)	(14,597)	(77)
Interest income	5,012	4,435	(577)
Other, net	3,198	(4,270)	(7,468)

	(6,310)	(14,432)	(8,122)

Income before income taxes and equity in earnings (losses) of affiliated companies	329,887	296,230	(33,657)

Income tax expense (benefit):
Current	138,710	128,146	(10,564)
Deferred	(7,212)	(10,538)	(3,326)

	131,498	117,608	(13,890)

Income before equity in earnings (losses) of affiliated companies	198,389	178,622	(19,767)

Equity in earnings (losses) of affiliated companies	(1,547)	1,762	3,309

Net income	196,842	180,384	(16,458)

Less – Net income attributable to noncontrolling interests	(53,475)	(43,529)	9,946

Net income attributable to NTT	¥143,367	¥136,855	¥(6,512)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,269,982,031	1,223,645,346
Net income attributable to NTT (Yen)	¥112.89	¥111.84

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012	Increase (Decrease)
Net income	¥196,842	¥180,384	¥(16,458)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(17,213)	12,602	29,815
Unrealized gain (loss) on derivative instruments	6,473	(2,088)	(8,561)
Foreign currency translation adjustments	(25,843)	(46,206)	(20,363)
Pension liability adjustments	1,885	4,236	2,351
Total other comprehensive income (loss)	(34,698)	(31,456)	3,242
Total comprehensive income (loss)	162,144	148,928	(13,216)
Less – Comprehensive income attributable to noncontrolling interests	(42,832)	(36,692)	6,140

Total comprehensive income (loss) attributable to NTT	¥119,312	¥112,236	¥(7,076)

(3) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from operating activities:
Net income	¥407,089	¥396,902	¥(10,187)
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	932,099	930,095	(2,004)
Impairment loss	98	788	690
Deferred taxes	10,136	10,238	102
Loss on disposal of property, plant and equipment	28,266	37,718	9,452
Equity in (earnings) losses of affiliated companies	1,626	(4,680)	(6,306)
(Increase) decrease in notes and accounts receivable, trade	290,775	125,681	(165,094)
(Increase) decrease in inventories	(88,839)	(50,442)	38,397
(Increase) decrease in other current assets	(56,884)	(88,169)	(31,285)
Increase (decrease) in accounts payable, trade and accrued payroll	(312,261)	(266,644)	45,617
Increase (decrease) in accrued consumption tax	816	3,937	3,121
Increase (decrease) in accrued interest	515	111	(404)
Increase (decrease) in advances received	8,678	(6,148)	(14,826)
Increase (decrease) in accrued taxes on income	23,893	11,311	(12,582)
Increase (decrease) in other current liabilities	8,344	20,128	11,784
Increase (decrease) in liability for employees’ retirement benefits	24,124	28,975	4,851
Increase (decrease) in other long-term liabilities	(16,621)	(31,021)	(14,400)
Other	(2,599)	(27,277)	(24,678)

Net cash provided by operating activities	¥1,259,255	¥1,091,503	¥(167,752)

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(684,708)	¥(809,027)	¥(124,319)
Payments for acquisitions of intangibles	(228,012)	(220,600)	7,412
Proceeds from sale of property, plant and equipment	3,865	3,343	(522)
Payments for purchase of non-current investments	(29,155)	(24,099)	5,056
Proceeds from sale and redemption of non-current investments	6,289	8,823	2,534
Acquisitions of subsidiaries, net of cash acquired	(40,219)	(35,425)	4,794
Payments for purchase of short-term investments	(594,793)	(501,721)	93,072
Proceeds from redemption of short-term investments	252,288	390,376	138,088
Other	37,609	(3,856)	(41,465)

Net cash used in investing activities	(1,276,836)	(1,192,186)	84,650

Cash flows from financing activities:
Proceeds from issuance of long-term debt	429,306	150,162	(279,144)
Payments for settlement of long-term debt	(310,418)	(195,949)	114,469
Proceeds from issuance of short-term debt	860,152	1,348,429	488,277
Payments for settlement of short-term debt	(1,085,188)	(1,263,404)	(178,216)
Dividends paid	(79,388)	(85,664)	(6,276)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(223,506)	(7,707)	215,799
Acquisition of treasury stock by subsidiary	(2,168)	(1,255)	913
Other	(51,602)	(57,652)	(6,050)

Net cash used in financing activities	(462,812)	(113,040)	349,772

Effect of exchange rate changes on cash and cash equivalents	(250)	1,179	1,429

Net increase (decrease) in cash and cash equivalents	(480,643)	(212,544)	268,099
Cash and cash equivalents at beginning of period	1,435,158	1,020,143	(415,015)

Cash and cash equivalents at end of period	¥954,515	¥807,599	¥(146,916)

Cash paid during the period for:
Interest	¥29,534	¥28,196	¥(1,338)
Income taxes, net	¥228,671	¥226,587	¥(2,084)

(4) Going Concern Assumption

None

(5) Business Segments

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Regional communications business
External customers	1,636,358	1,594,338	(42,020)
Intersegment	224,174	213,907	(10,267)

Total	1,860,532	1,808,245	(52,287)
Long-distance and international communications business
External customers	772,268	763,260	(9,008)
Intersegment	50,496	51,159	663

Total	822,764	814,419	(8,345)
Mobile communications business
External customers	2,096,775	2,188,733	91,958
Intersegment	16,207	18,587	2,380

Total	2,112,982	2,207,320	94,338
Data communications business
External customers	507,144	534,131	26,987
Intersegment	64,275	73,214	8,939

Total	571,419	607,345	35,926
Other
External customers	142,035	156,930	14,895
Intersegment	357,825	408,313	50,488

Total	499,860	565,243	65,383
Elimination	(712,977)	(765,180)	(52,203)

Consolidated total	5,154,580	5,237,392	82,812

2. Segment profit

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Segment profit
Regional communications business	53,157	49,992	(3,165)
Long-distance and international communications business	60,273	66,210	5,937
Mobile communications business	506,278	474,741	(31,537)
Data communications business	34,877	31,391	(3,486)
Other	23,628	34,465	10,837

Total segment profit	678,213	656,799	(21,414)
Elimination	7,259	6,170	(1,089)

Consolidated total	685,472	662,969	(22,503)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues

	(Millions of yen)
	Three months ended September 30, 2011	Three months ended September 30, 2012	Increase (Decrease)
Regional communications business
External customers	823,073	799,515	(23,558)
Intersegment	112,881	108,262	(4,619)

Total	935,954	907,777	(28,177)
Long-distance and international communications business
External customers	393,102	386,685	(6,417)
Intersegment	24,224	25,466	1,242

Total	417,326	412,151	(5,175)
Mobile communications business
External customers	1,056,676	1,122,921	66,245
Intersegment	9,017	12,118	3,101

Total	1,065,693	1,135,039	69,346
Data communications business
External customers	266,572	274,647	8,075
Intersegment	33,779	36,245	2,466

Total	300,351	310,892	10,541
Other
External customers	77,805	77,692	(113)
Intersegment	190,377	235,390	45,013

Total	268,182	313,082	44,900
Elimination	(370,278)	(417,481)	(47,203)

Consolidated total	2,617,228	2,661,460	44,232

2. Segment profit

	(Millions of yen)
	Three months ended September 30, 2011	Three months ended September 30, 2012	Increase (Decrease)
Segment profit
Regional communications business	28,517	29,122	605
Long-distance and international communications business	29,248	35,683	6,435
Mobile communications business	239,677	206,678	(32,999)
Data communications business	20,964	16,604	(4,360)
Other	14,469	19,097	4,628

Total segment profit	332,875	307,184	(25,691)
Elimination	3,322	3,478	156

Consolidated total	336,197	310,662	(25,535)

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 22, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥85,664 million
Cash dividends per share	¥70
Date of record	March 31, 2012
Date of payment	June 25, 2012

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 8, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥97,741 million
Cash dividends per share	¥80
Date of record	September 30, 2012
Date of payment	December 10, 2012

Significant Changes in NTT Shareholders’ Equity

None

Others

On September 19, 2012, the board of directors resolved that NTT may acquire up to a total not exceeding 42 million outstanding shares of its common stock at an amount in total not exceeding ¥150 billion from September 20, 2012 through March 29, 2013. Based on this resolution, NTT acquired 2,003,400 shares of its common stock for a total purchase price of ¥7,701 million in September 2012.

NTT also repurchased 11,038,700 shares of its common stock for a total purchase price of ¥42,299 million in October 2012.

(7) Subsequent events

Please see note 6 regarding NTT’s repurchase of its common stock.

In October 2012, in response to the decision of the Supreme Court of the Philippines regarding the Filipino-alien equity requirement applicable to public utilities companies, Philippine Long Distance Telephone Company (“PLDT”), which is partially owned by NTT, newly issued voting preferred stock. As a result, the percentage of NTT’s voting rights in PLDT decreased to approximately 12%, and NTT could not exercise significant influence over PLDT. Accordingly, NTT plans to cease the application of the equity method in accounting for its investment in PLDT beginning with the three-month period ending December 31, 2012.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2012	September 30, 2012
ASSETS
Current assets:
Cash and bank deposits	10,490	10,951
Accounts receivable, trade	1,613	2,725
Supplies	251	328
Subsidiary deposits	152,327	123,061
Other	390,376	501,535

Total current assets	555,058	638,603

Fixed assets:
Property, plant and equipment	174,450	170,040
Intangible fixed assets	46,672	45,263
Investments and other assets
Investments in subsidiaries and affiliated companies	5,072,933	5,074,934
Long-term loans receivable to subsidiaries	1,642,330	1,552,152
Other	33,320	34,758

Total investments and other assets	6,748,584	6,661,845

Total fixed assets	6,969,706	6,877,149

TOTAL ASSETS	7,524,765	7,515,752

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2012	September 30, 2012
LIABILITIES
Current liabilities:
Accounts payable, trade	273	75
Current portion of corporate bonds	293,422	251,723
Current portion of long-term borrowings	151,700	231,500
Accrued taxes on income	4,208	5,289
Deposit received from subsidiaries	98,261	56,336
Other	39,063	25,188

Total current liabilities	586,930	570,113

Long-term liabilities:
Corporate bonds	1,059,780	1,059,447
Long-term borrowings	1,141,830	1,051,930
Liability for employees’ retirement benefits	30,675	31,362
Asset retirement obligations	1,152	1,129
Other	1,368	1,183

Total long-term liabilities	2,234,806	2,145,052

TOTAL LIABILITIES	2,821,737	2,715,166

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,510,743	1,615,981
Treasury stock	(418,431)	(426,133)

Total shareholders’ equity	4,703,088	4,800,624

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(60)	(38)

Total unrealized gains (losses), translation adjustments, and others	(60)	(38)

TOTAL NET ASSETS	4,703,028	4,800,586

TOTAL LIABILITIES AND NET ASSETS	7,524,765	7,515,752

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2011	2012
Operating revenues	249,729	264,109
Operating expenses	71,625	70,649

Operating income	178,103	193,459

Non-operating revenues:
Interest income	13,968	12,904
Lease and rental income	6,098	5,828
Miscellaneous income	862	816

Total non-operating revenues	20,928	19,549

Non-operating expenses:
Interest expenses	7,716	8,473
Corporate bond interest expenses	10,257	9,357
Miscellaneous expenses	3,825	3,791

Total non-operating expenses	21,798	21,622

Recurring profit	177,233	191,385

Income before income taxes	177,233	191,385

Income taxes	750	479

Net income	176,483	190,906

(Reference) Major components of operating revenues
Dividends received	174,934	190,171
Revenues from group management	9,575	9,500
Revenues from basic R&D	60,499	60,499

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) Non-Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2011	2012
Cash flows from operating activities:
Income before income taxes	177,233	191,385
Depreciation and amortization	20,624	19,145
Loss on disposal of property, plant and equipment	223	431
Dividends received	(174,934)	(190,171)
Increase (decrease) in liability for employees’ retirement benefits	699	686
(Increase) decrease in accounts receivable	(930)	5,917
Increase (decrease) in accounts payable and accrued expenses	(10,752)	(11,998)
Increase (decrease) in accrued consumption tax	85	372
(Increase) decrease in other current assets	42	(42,395)
(Increase) decrease in subsidiary deposits	(9,000)	2,000
Increase (decrease) in deposit received from subsidiaries	(14,007)	(41,925)
Other	2,267	3,759

Sub-total	(8,448)	(62,792)

Interest and dividends received	189,183	202,892
Interest paid	(17,157)	(17,607)
Income taxes received (paid)	23,867	624

Net cash provided by (used in) operating activities	187,444	123,117

Cash flows from investing activities:
Payments for property, plant and equipment	(16,764)	(16,633)
Payments for purchase of investment securities	(998)	(3,497)
Proceeds from sale of investment securities	2	1
Payments for long-term loans	(70,000)	(59,722)
Proceeds from long-term loans receivable	79,570	111,807
Other	(283)	(388)

Net cash provided by (used in) investing activities	(8,474)	31,567

Cash flows from financing activities:
Proceeds from issuance of long-term debt	339,960	59,641
Payments for settlement of long-term debt	(79,570)	(111,807)
Payments for settlement of lease obligations	(20)	(18)
Dividends paid	(79,388)	(85,663)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(223,505)	(7,706)

Net cash provided by (used in) financing activities	(42,524)	(145,554)

Net increase (decrease) in cash and cash equivalents	136,445	9,130

Cash and cash equivalents at beginning of period	118,580	155,702

Cash and cash equivalents at end of period	255,026	164,832

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

November 8, 2012

NTT’s Shares and Shareholders (as of September 30, 2012)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	299	72	7,374	1,063	964	892,693	902,468	—
Total Shares (Units)	4,312,328	2,264,472	108,236	173,573	3,148,539	8,616	3,198,967	13,214,731	1,724,135
%	32.63	17.14	0.82	1.31	23.83	0.07	24.21	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,014,371 units of treasury stock, and “Shares Representing Less Than One Unit” includes 24 shares of treasury stock. 101,437,124 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of September 30, 2012 was 101,436,824.
(2)	“Other Domestic Corporations” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 224,486.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	408	166	904	1,075	25,709	58,793	815,413	902,468	—
%	0.05	0.02	0.10	0.12	2.85	6.51	90.35	100.00	—
Total Shares (Units)	10,834,358	113,270	185,199	69,382	395,634	357,086	1,259,802	13,214,731	1,724,135
%	81.99	0.86	1.40	0.53	2.99	2.70	9.53	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,014,371 units of treasury stock, and “Shares Representing Less Than One Unit” includes 24 shares of treasury stock.
(2)	“At Least 100 Units” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,232	32.59
Japan Trustee Services Bank, Ltd. (Trust Account)	57,971	4.38
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,937	3.09
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,127	1.37
SSBT OD05 Omnibus Account – Treaty Clients	16,835	1.27
Moxley and Co LLC	16,807	1.27
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	15,128	1.14
NTT Employee Share-Holding Association	11,326	0.86
State Street Bank and Trust Company 505224	9,993	0.76
State Street Bank and Trust Company 505225	9,796	0.74

Total	628,156	47.47

Note: The Company’s holdings of treasury stock (101,436,824 shares) are not included in the above table.

NTT

Financial Results for the Six Months Ended September 30, 2012

November 8, 2012

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

FY2012/2Q Highlights

Operating Revenues increased for the third consecutive year, but Operating Income decreased

The steady progression of the structural reform of NTT’s business structure

Steady expansion of global revenues

5.9 billion USD: an increase of 0.5 billion USD compared to the same period of the previous fiscal year Expansion of NTT’s user base Mobile

No. of smartphones sold: 6.44 million (1.8 times the amount compared to the same period of the previous fiscal year) No. of Xi subscribers: 6.20 million (a 180% increase from the end of June 2012)

Fixed line

No. of FLET’S Hikari subscribers exceeded 17 million

Video

No. of Hikari TV and FLET’S TV subscribers: 3.17 million No. of “d Market” video store members: 2.75 million

Increased return to shareholders

Buyback of 13.04 million shares of common stock for 50 billion yen by October Resolution adopted to repurchase up to 42 million shares for up to 150 billion yen during the fiscal year 2012

Consolidated Operating Income

(Billions of yen)

2Q FY

1,223.0

1,200.0

(forecast)

685.5

663.0

FY2011

FY2012

Global Revenues

Billions of USD

2Q

FY

13.0

(forecast)

11.6

5.9

5.4

FY2011

FY2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2012/2Q Highlights

Operating Revenues increased for the third consecutive year due to the increase in overseas sales and the expansion of handset sales in the mobile communications business segment.

Operating Income decreased mainly due to an increase in Operating Expenses in the mobile communications business segment.

(Billions of yen)

% progress

FY2012/2Q FY2012 compared to

FY2011/2Q Initial FY2012

Forecasts Initial

Change

year-on-year [%] Forecasts

5,237.4 +82.8 +1.6 5,154.6 10,750.0 48.7%

4,574.4 +105.3 +2.4 4,469.1 9,470.0 48.3%

663.0(22.5)(3.3) 685.5 1,280.0 51.8%

293.4(3.0)(1.0) 296.4 575.0 51.0%

Operating

Revenues

Operating

Expenses

Operating

Income

Net Income

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2012/2Q Contributing Factors by Segment

- Regional communications business: Decrease in Operating Revenues and Operating Income mainly due to a decrease in voice revenues.
- Long distance and international communications business: Decrease in Operating Revenues mainly due to a decrease in voice revenues. Operating Income increased.
- Mobile communications business: Increase in Operating Revenues mainly due to the increase in handset sales. Operating Income decreased.
- Data communications business: Increase in Operating Revenues due to an increase in the number of consolidated subsidiaries. Operating Income decreased.


Operating Revenues
[year-on-year: +82.8]
(Billions of yen)
5,154.6
FY2011/2Q
52.3
Regional communications business
Long distance and international communications business
8.3
Mobile communications business
94.3
35.9
Data communications business
65.4
Other business
52.2
Elimination of intersegment/Others
5,237.4
FY2012/2Q


Operating Expenses
[year-on-year: +105.3]
4,469.1
FY2011/2Q
49.1
Regional communications business
Long distance and international communications business
14.3
125.9
Mobile communications business
39.4
Data communications business
54.5
Other business
51.1
Elimination of intersegment/Others
4,574.4
FY2012/2Q

Operating Income [year-on-year: (22.5)]

FY2011/2Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2012/2Q
685.5	↓ 3.2	↑ 5.9	↓ 31.5	↓ 3.5	↑ 10.8	↓ 1.1	663.0

－4－

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

Major Subsidiaries' Forecasts for FY2012

NTT

- The Forecast for Operating Revenues has been revised upward by 60.0 billion yen mainly due to the expansion of NTT DOCOMO's handset sales.
- The Forecast for Operating Income has been revised downward to 1,200.0 billion yen mainly due to the increase in NTT DOCOMO's retention costs.

(Billions of yen)

	NTT Consolidated (U.S. GAAP)		NTT East <Non-Consolidated> (JPN GAAP)		NTT West <Non-Consolidated> (JPN GAAP)		NTT Com <Non-Consolidated> (JPN GAAP)		NTT DATA <Consolidated> (JPN GAAP)		NTT DOCOMO <Consolidated> (U.S. GAAP)	
	FY2012 Revised Forecasts	Change from Initial Forecasts	FY2012 Revised Forecasts	Change from Initial Forecasts	FY2012 Revised Forecasts	Change from Initial Forecasts	FY2012 Revised Forecasts	Change from Initial Forecasts	FY2012 Revised Forecasts	Change from Initial Forecasts	FY2012 Revised Forecasts	Change from Initial Forecasts
Operating Revenues	10,810.0	60.0	1,858.0	(10.0)	1,645.0	0.0	955.0	0.0	1,280.0	0.0	4,520.0	70.0
Operating Expenses	9,610.0	140.0	1,793.0	(10.0)	1,605.0	0.0	855.0	0.0	1,195.0	0.0	3,700.0	150.0
Operating Income	1,200.0	(80.0)	65.0	0.0	40.0	0.0	100.0	0.0	85.0	0.0	820.0	(80.0)
Net Income ※1	530.0	(45.0)	50.0	(3.0)	40.0	0.0	67.0	0.0	38.0	0.0	507.0	(50.0)
EPS ※2 (yen)	437.23											

※1 Net income represents net income attributable to NTT, excluding noncontrolling interests.
※2 EPS (Earnings per Share) for FY2011 was 366.67 yen.

—5—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

- The number of FLET'S Hikari subscribers exceeded 17 million.
- The Forecast for net increase of FLET'S Hikari subscribers for NTT East has been revised downward by 150 thousand and to 1.3 million in total.
- NTT Group will work to achieve its revised target annual increase by offering a variety of rate plans and service menus.

Number of subscribers


(Thousands)
20,000
15,000
10,000
5,000
0
FLET'S ADSL
FLET'S Hikari
Hikari Denwa
18,310
2,715
15,595
12,565
18,542
2,579
15,963
13,023
18,761
2,451
16,310
13,470
18,886
2,322
16,564
13,900
19,078
2,206
16,872
14,252
19,118
2,098
17,020
14,557
19,736
1,872
17,864
15,400
2011. 6
2011. 9
2011. 12
2012. 3
2012. 6
2012. 9
FY2012E

Changes from the preceding quarter

(Thousands)

	FY2011				FY2012			FY2011	FY2012E
	4-6	7-9	10-12	1-3	4-6	7-9	4-9		
FLET'S Hikari ※1	536	368	347	254	307	148	455	1,506	1,300
Number of opened connections ※2	1,019	874	848	903	982	762	1,744	3,644	3,800
FLET'S ADSL	(142)	(136)	(128)	(129)	(115)	(108)	(224)	(536)	(450)
Hikari Denwa ※3	453	457	447	431	351	305	657	1,788	1,500

※1 Number of FLET'S Hikari subscribers includes B FLET'S, FLET'S Hikari Next and FLET'S Hikari Light provided by NTT East and B FLET'S, FLET'S Hikari Premium, FLET'S Hikari Mytown, FLET'S Hikari Next, and FLET'S Hikari Light provided by NTT West.
※2 Number of opened connections excludes openings due to relocations.
※3 Number of Hikari Denwa subscribers is calculated by number of thousand channels.

−6−

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

The Forecast for net increase of FOMA+Xi subscribers has been revised downward by 790 thousand to 2.01 million. NTT Group will work to achieve its revised target annual increase by enhancing its lineup of handsets and providing a variety of rate plans.

Number of subscribers 1

(Thousands)

70,000

58,415 58,993 59,624 60,129 60,396 60,787

60,000 121 389 1,139 2,225 3,317

6,198

50,000

40,000

30,000

58,293 58,605 58,485 57,905 57,079 54,588

20,000

10,000

0

2011.6 2011.9 2011.12 2012.3 2012.6 2012.9

Xi

FOMA 2

62,140

11,720

50,420

2013.3 E

Changes from the preceding quarter

(Thousands)

FY2011 FY2012

4-6 7-9 10-12 1-3 4-6 7-9 4-9 FY2011 FY2012E

FOMA+Xi 405 578 631 505 266 391 657 2,120 2,010

1 The number of communication module service subscribers is included in FOMA subscribers.

2 The numbers of FOMA subscribers up to “2012.3” include mova subscribers.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

Optional Service increased year-on-year mainly due to an increase in Remote Support Service subscriptions. Basic Monthly Charge decreased year-on-year due to the increased penetration of discount services.

NTT East

Optional Service

Basic Monthly Charge

(Yen)

6,000 5,850 5,890 5,930 5,940 5,880 5,870 5,900 5,800

1,600 1,620 1,630 1,640 1,660 1,670 1,620 1,690

4,000

2,000 4,250 4,270 4,300 4,300 4,220 4,200 4,280 4,110

0

FY2011 FY2012

FY2011 FY2012 E

4-6 7-9 10-12 1-3 4-6 7-9

NTT West

(Yen)

6,000 5,920 5,940 5,940 5,940 5,900 5,880 5,930 5,860

1,620 1,650 1,650 1,670 1,690 1,700 1,650 1,690

4,000

2,000 4,300 4,290 4,290 4,270 4,210 4,180 4,280 4,170

0

FY2011 FY2012

FY2011 FY2012 E

4-6 7-9 10-12 1-3 4-6 7-9

FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West. Please see page 24 regarding the calculation of ARPU.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Voice ARPU decreased year-on-year due to the increased impact of monthly support discount.

Packet ARPU increased year-on-year due to increases in smartphone sales and data plan subscriptions. Smart ARPU increased year-on-year mainly due to an increase in smartphone sales.

Smart ARPU

Packet ARPU

VoiceARPU

(Yen)

6,000

5,220 5,240 5,150 5,140

5,000 350 350 360 4,960 4,930 4,870 350 4,850

360 370 390 400

4,000

2,530 2,610 2,600 2,590

3,000 2,620 2,660 2,670 2,740

2,000

1,000 2,340 2,280 2,190 1,980 1,900 1,810 2,200 1,710

0

FY2011 FY2012 FY2011 FY2012 E

4-6 7-9 10-12 1-3 4-6 7-9

Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU.

Revenues and subscribers from mova services, which were phased out as of the end of March 2012, are included in the calculation of ARPU for all periods in FY2011. Please see page 24 regarding the calculation of ARPU.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

Number of Hikari TV and FLET’S TV subscribers increased to 3.17 million.

NTT will work to expand its customer base by continuing to implement measures to enhance its contents and services.

1,000 subscribers

4,000 FLET’S TV

Hikari TV

3,500 3,588

3,168

3,020

3,000 2,866 1,038

2,640 933

2,500 2,429 861 898

2,194 821

2,000 778

683

1,500

1,000 2,004 2,122 2,235 2,550

1,818

1,512 1,651

500

0

2011.6 2011.9 2011.12 2012.3 2012.6 2012.9 FY2012 E

”FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

- Operating Revenues decreased as the increase in IP Service revenues was not sufficient to offset the decline in Voice revenues, but Operating Income increased mainly due to cost reductions.
- The Forecast for Operating Revenues has been revised downward by 10.0 billion yen, while the Forecast for Operating Income remains unchanged.

(Billions of yen)



FY2012/2Q
FY2012E
Operating Revenues
7.3
(0.8)%
Progress 48.9%
916.5
Voice Transmission Services (38.7)
IP Services +32.3
Others (0.9)
909.2
FY2011/2Q
FY2012/2Q
6.4
+0.3%
Decrease of 10.0 from Initial Forecast
1,851.5
Voice Transmission Services (74.8)
IP Services +75.4
Others +5.8
1,858.0
FY2011
FY2012E
Operating Expenses
12.8
(1.5)%
Progress 48.6%
885.0
Personnel expenses (0.4)
Expenses for purchase of goods and services and other expenses (10.8)
Depreciation expenses and loss on disposal of assets (1.5)
872.1
FY2011/2Q
FY2012/2Q
8.2
(0.5)%
Decrease of 10.0 from Initial Forecast
1,801.2
Personnel expenses +0.1
Expenses for purchase of goods and services and other expenses (3.5)
Depreciation expenses and loss on disposal of assets (4.7)
1,793.0
FY2011
FY2012E
Operating Income
31.5
5.4
+17.4%
Progress 57.0%
37.0
50.3
14.6
+29.2%
Same as Initial Forecast
65.0

—11—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Operating Revenues and Operating Income decreased as the increase in IP Services revenues was not sufficient to offset the decrease in Voice revenues.

The Forecasts for both Operating Revenues and Operating income remain unchanged.

(Billions of yen)

FY2012/2Q FY2012E

31.3

Operating 24.8 (1.9) Same as

Revenues Progress Initial Forecast

(3.0) 49.1%

1,676.3 Voice Transmission Services (65.8) 1,645.0

832.3 Voice Transmission Services (34.6) 807.5 IP Services +40.5

IP Services +18.0 Others (6.1)

Others (8.2)

FY2011/2Q FY2012/2Q FY2011 FY2012E

34.3

Operating 10.2 Progress (2.1) Same as

Expenses (1.3) 49.7% Initial Forecast

807.7 797.5 1,639.3 Personnel expenses +3.6 1,605.0

Personnel expenses +0.1 Expenses for purchase of goods and

Expenses for purchase of goods

and services and other expenses (7.1) services and other expenses (22.6)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets (3.2) on disposal of assets (15.2)

FY2011/2Q FY2012/2Q FY2011 FY2012E

Operating Progress Same as

Income 14.5 24.9% 2.9 Initial Forecast

24.5 (59.5) 9.9 37.0 +8.0% 40.0

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

While the trend of decreasing Operating Revenues continued, Operating Income increased mainly due to comprehensive cost reductions.

The Forecasts for both Operating Revenues and Operating Income remain unchanged.

(Billions of yen)

FY2012/2Q FY2012E

26.0

Operating 19.0 Progress (2.7) Same as

Revenues (3.9) 48.8% Initial Forecast

981.0 955.0

485.5 466.5 Voice Transmission Services (29.2)

Voice Transmission Service (14.6) IP Services +0.5

IP Services (1.6) Others +2.6

Others (2.7)

FY2011/2Q FY2012/2Q FY2011 FY2012E

27.3 20.2

Operating Progress (2.3) Same as

Expenses (6.3) 47.3% Initial Forecast

431.7 404.4 875.2 855.0

Personnel expenses (0.3) Personnel expenses1.6

Expenses for purchase of goods Expenses for purchase of goods and and services and other expenses (28.2) services and other expenses (26.0)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets +1.3 on disposal of assets +7.4

FY2011/2Q FY2012/2Q FY2011 FY2012E

Operating Progress Same as

Income 8.2 62.1% 5.7 Initial Forecast

53.7 +15.4 62.0 105.7 (5.4) 100.0

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating Revenues increased due to an increase in the number of consolidated subsidiaries and Operating Income decreased.

The Forecasts for both Operating Revenues and Operating Income remain unchanged.

(Billions of yen)

FY2012/2Q FY2012E

28.8 Same as

Operating 33.0 Progress +2.3 Initial Forecast

Revenues 47.3%

+5.8

1,251.1 1,280.0

571.7 604.8

FY2011/2Q FY2012/2Q FY2011 FY2012E

24.2 Same as

Operating 33.7 Progress +2.1 Initial Forecast

Expenses 48.1%

+6.2

540.9 574.6 1,170.7 1,195.0

FY2011/2Q FY2012/2Q FY2011 FY2012E

Operating Progress Same as

Income 0.6 35.5% 4.5 Initial Forecast

30.7 (2.0) 30.1 80.4 +5.7 85.0

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Operating Revenues increased mainly due to an increase in packet service revenues and handset sales revenues, and Operating Income decreased mainly due to an increase in revenue-linked expenses.

The Forecast for Operating Revenues has been revised upward by 70.0 billion yen due to an increase in smartphone sales, while the Forecast for Operating Income has been revised downward to 820.0 billion yen mainly due to an increase in expenses.

(Billions of yen)

FY2012/2Q FY2012E

280.0 Increase of 70.0

Operating 94.3 Progress +6.6 from Initial Forecast

Revenues +4.5 48.8%

4,240.0 4,520.0

2,113.0 2,207.3

FY2011/2Q FY2012/2Q FY2011 FY2012E

334.5 Increase of 150.0

from Initial Forecast

Operating 131.7 Progress +9.9

Expenses +8.2 46.9%

1,604.5 1,736.2 3,365.5 3,700.0

FY2011/2Q FY2012/2Q FY2011 FY2012E

Progress Decrease of 80.0

Operating 37.4 57.5% 54.5 from Initial Forecast

Income (7.4)% (6.2)%

508.5 471.1 874.5 820.0

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

FY2011/2Q (Billions of yen)

6.3

42.7

Pension (actuarial difference, etc.): (2.6)

Depreciation of engineering facilities: (17.4) 685.5

649.1 NTT (Holding Company): 3.1 Adjustments between operating and non-

NTT URBAN DEVELOPMENT (Consolidated):13.2 operating items, including eliminations, etc.

NTT COMWARE: (1.1)

NTT FINANCE (Consolidated): 7.4

Outsourcing companies (East): 3.9

Outsourcing companies (West): (3.6)

Other companies: 19.6

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

FY2012/2Q

5.8

58.5

Pension (actuarial difference, etc): (2.8)

Depreciation of engineering facilities: (15.0) 663.0

610.3 NTT (Holding Company): 3.2 Adjustments between operating and non-operating

NTT URBAN DEVELOPMENT (Consolidated): 17.9 items, including eliminations, etc.

NTT COMWARE: 3.3

NTT FINANCE (Consolidated): 11.9

Outsourcing companies (East): 3.2

Outsourcing companies (West): 1.3

Other companies: 17.1

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

FCF decreased year-on-year by 83.1 billion yen mainly due to the decrease in Cash flows from operating activities as a result of the increase in installment sales of mobile handsets.

Cash flows from Cash flows from FCF Cash flows from

operating activities investing activities (A) + (B) financing activities

(A) (B)

Billions of yen

2,000

FY2011/2Q

1,259.3 1,091.5 FY2012/2Q

1,000

+84.7 (83.1) +349.8

0

(17.6)

(100.7) (113.0)

(167.8) (462.8)

(1,000)

(1,276.8) (1,192.2)

(2,000)

Increase/Decrease from the same period of the previous fiscal year

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Capital Investment

(Billions of yen)

839.0

74.4 72.7 39.6

171.3

171.2

309.8

1,870.1

828.2

75.9 67.5 61.3

154.9

157.0

311.6

1,946.6

884.1

100.8 53.6 39.3

163.7

165.7

361.0

1,950.0

FY2010/2Q FY2011/2Q FY2012/2Q FY2012E FY2010 FY2011

Other

NTT DATA (Consolidated) NTT Communications NTT West NTT East NTT DOCOMO (Consolidated)

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100%

Solution &

New Business,

etc. IP,

80% 29% 29% 30% 33% 34% 37% solution

&

new

IP business business

60%

29% 32% 35% account

37% 39% for

38%

40% Legacy quarters three-

business

20% 42% 39%

35% 30% 27% 25%

0%

FY2008 FY2009 FY2010 FY2011 FY2012/2Q FY2012E

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Shareholders Returns

(yen)

Dividends per share Pay-out ratio

200 160 50%

140

90 110 120 120

Dividends 100 Approx. 27.5% 32.3% 31.2% 38.2% 36.6% 25% Pay-out

Dividend per 23.0% *

0 0% ratio

share FY2007 FY2008 FY2009 FY2010 FY2011 FY2012E

*Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund

(Billions of yen)

400 381.7

300

Share 200.0 Up to

200 150.0

buy 94.4 *

100

Status as of

50.0 October 31, 2012

0

backs FY2007 FY2008 FY2009 FY2010 FY2011 FY2012E

*NTT may repurchase up to 42 million shares, or up to 150 billion yen, of its common stock by the end of the fiscal year ending March 31, 2013.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

FY2012/2Q Details of Financial Results (Per Item)

Operating Revenues

[ year-on-year:+82.8]

Fixed IP/packet: +39.0

Mobile IP/packet: +68.8

IP/packet communications services revenues

107.8

Other revenues

13.9

(Billions of yen)

Voice related services revenues

196.2

SI revenues and sales of telecommunications equipment

157.3

Fixed IP/packet Mobile IP/packet

5,154.6

Fixed voice

Mobile voice

Systems Integration

Telecommunications equipment

Fixed voice : (93.5) Mobile voice : (102.6)

5,237.4

Systems Integration : +25.7 Telecommunications equipment (Fixed-line): +5.8 Telecommunications equipment (Mobile) : +125.8

FY2011/2Q

FY2012/2Q

Operating

Expenses [year-on-year+105.3]

4,469.1

15.3

Depreciation expenses and loss on disposal of assets

93.4

Expenses for purchase of goods and services and other expenses

Personnel expenses

4.0

Other expenses

0.6

4,574.4

FY2011/2Q FY2012/2Q

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Details Appendices of Consolidated Balance Sheet

March 31, 2012

(Billions of yen)

19,389.7

Assets

19,389.7

Depreciable Assets

(property, plant and equipment)

8,310.1

Deferred Tax Assets (non-current) 789.3

Liabilities

9,342.0

Interest-Bearing Debt 4,274.0

Liability for Employees’ Retirement Benefits

1,534.9

Equity

10,047.7

Treasury Stock (418.4)

September 30, 2012

19,332.0

Assets

19,332.0

(57.7)

Depreciable Assets (property, plant and equipment) 8,248.3(61.7)

Deferred Tax Assets (non-current)

767.4(21.9)

Liabilities

8,996.9

(345.1)

Interest-Bearing Debt 4,307.8+33.8

Liability for Employees’ Retirement Benefits 1,553.7+18.8

Equity

10,335.1+287.4

Treasury Stock (426.1) [7.7)]

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2012/2Q

NTT

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	**5,237.4**	**264.1**	**909.2**	**807.5**	**466.5**	**604.8**	**2,207.3**
Change year-on-year	82.8	14.3	(7.3)	(24.8)	(19.0)	33.0	94.3
(% change)	1.6%	5.8%	(0.8)%	(3.0)%	(3.9)%	5.8%	4.5%
Forecasts for FY2012	10,810.0	433.0	1,858.0	1,645.0	955.0	1,280.0	4,520.0
(% progress)	48.4%	61.0%	48.9%	49.1%	48.8%	47.3%	48.8%
Opetating Expenses	**4,574.4**	**70.6**	**872.1**	**797.5**	**404.4**	**574.6**	**1,736.2**
Change year-on-year	105.3	(0.9)	(12.8)	(10.2)	(27.3)	33.7	131.7
(% change)	2.4%	(1.4)%	(1.5)%	(1.3)%	(6.3)%	6.2%	8.2%
Forecasts for FY2012	9,610.0	155.0	1,793.0	1,605.0	855.0	1,195.0	3,700.0
(% progress)	47.6%	45.6%	48.6%	49.7%	47.3%	48.1%	46.9%
Operating Income	**663.0**	**193.4**	**37.0**	**9.9**	**62.0**	**30.1**	**471.1**
Change year-on-year	(22.5)	15.3	5.4	(14.5)	8.2	(0.6)	(37.4)
(% change)	(3.3)%	8.6%	17.4%	(59.5)%	15.4%	(2.0)%	(7.4)%
Forecasts for FY2012	1,200.0	278.0	65.0	40.0	100.0	85.0	820.0
(% progress)	55.2%	69.6%	57.0%	24.9%	62.1%	35.5%	57.5%
Income Before Income Taxes [2]	**642.8**	**191.3**	**48.8**	**14.6**	**70.9**	**26.8**	**465.6**
Change year-on-year	(38.9)	14.1	5.1	(16.4)	6.5	(1.9)	(46.3)
(% change)	(5.7)%	8.0%	11.9%	(53.0)%	10.2%	(6.6)%	(9.0)%
Forecasts for FY2012	1,170.0	275.0	85.0	50.0	110.0	78.0	814.0
(% progress)	54.9%	69.6%	57.4%	29.3%	64.5%	34.4%	57.2%
Net Income	**293.4** [3]	**190.9**	**31.5**	**12.5**	**44.4**	**13.4**	**285.9** [4]
Change year-on-year	(3.0)	14.4	4.8	(11.1)	6.1	0.9	(13.1)
(% change)	(1.0)%	8.2%	18.0%	(47.0)%	16.0%	8.0%	(4.4)%
Forecasts for FY2012	530.0	277.0	50.0	40.0	67.0	38.0	507.0
(% progress)	55.4%	68.9%	63.1%	31.4%	66.4%	35.4%	56.4%

(1) The number of consolidated subsidiaries is 816 and the number of companies accounted for under the equity method is 104.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

—23—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Calculation Appendices of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes

1We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are Included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.” INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

”FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

2Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

4In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

6The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“FOMA”+”Xi”) = Voice ARPU (“FOMA”+”Xi”) + Packet ARPU (“FOMA”+”Xi”)+ Smart ARPU (“FOMA”+”Xi”).

Our Voice ARPU (“FOMA”+”Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+”Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+”Xi”) is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

7We started to use the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU will now be included in Mobile Aggregate ARPU. In addition, the following amounts content services related revenues that were formerly included in Packet ARPU will now be reclassified as Smart ARPU: 90 yen out of Packet ARPU revenues for the three months ended June 30, 2011; 80 yen out of Packet ARPU revenues for the three months ended September 30, 2011; 90 yen out of Packet ARPU revenues for the three months ended December 31, 2011; 80 yen out of Packet ARPU revenues for the three months ended March 31, 2012; 80 yen out of Packet ARPU revenues for the six months ended September 30, 2011; 80 yen out of Packet ARPU revenues for the twelve months ended March 31, 2012; and 90 yen out of Packet ARPU revenues for the three months ended June 30, 2012.

8 Figures for Mobile Aggregate ARPU (FOMA + Xi) “Year Ending March 31, 2012 (Forecast when previous annual results were announced)” were released before we started to use the Smart ARPU metric and therefore do not include Smart ARPU. 9”mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the six months ended Sept. 30, 2011 and the year ended Mar. 31, 2012, but are not included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the six months ended Sept. 30, 2012 and the year ending Mar. 31, 2013 (Forecast).

10Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU. 11Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept. FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

FY (Forecast when previous annual results were announced): Average expected active number of subscribers ((number of subscribers at end of previous Mar. + number of expected subscribers at end of following Mar.)/2)x12

FY (Revised forecast): Sum of the sum of actual number of active subscribers at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6 12Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept. FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. ro Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

November 8, 2012

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2012

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2012 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2013

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	September 30, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	506,301	498,613	(7,687)
Antenna facilities	5,068	4,896	(172)
Terminal equipment	64,544	60,138	(4,405)
Local line facilities	825,330	827,782	2,451
Long-distance line facilities	3,899	4,577	677
Engineering facilities	621,274	618,456	(2,817)
Submarine line facilities	1,899	1,699	(199)
Buildings	464,198	463,808	(389)
Construction in progress	57,651	26,977	(30,674)
Other	259,132	259,367	235
Total property, plant and equipment	2,809,299	2,766,317	(42,982)
Intangible fixed assets	99,472	94,819	(4,652)
Total fixed assets - telecommunications businesses	2,908,771	2,861,137	(47,634)
Investments and other assets
Other investments and assets	216,942	217,504	562
Allowance for doubtful accounts	(994)	(950)	44
Total investments and other assets	215,947	216,553	606
Total fixed assets	3,124,719	3,077,691	(47,028)

Current assets:
Cash and bank deposits	179,674	22,590	(157,084)
Accounts receivable, trade	314,174	243,050	(71,123)
Supplies	43,596	41,623	(1,972)
Other current assets	43,137	184,058	140,921
Allowance for doubtful accounts	(3,829)	(2,994)	834
Total current assets	576,753	488,328	(88,425)

TOTAL ASSETS	3,701,473	3,566,019	(135,453)

	(Millions of yen)
	March 31, 2012	September 30, 2012		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	617,715	543,452		(74,262)
Liability for employees’ retirement benefits	227,464	226,130		(1,333)
Reserve for point services	5,074	5,990		916
Reserve for unused telephone cards	14,255	13,451		(803)
Asset retirement obligations	643	596		(47)
Other long-term liabilities	12,483	12,514		31
Total long-term liabilities	877,636	802,137		(75,499)
Current liabilities:
Current portion of long-term borrowings from parent company	148,339	218,247		69,908
Accounts payable, trade	104,056	54,721		(49,334)
Short-term borrowings	30,000	—		(30,000)
Accrued taxes on income	488	5,881	*	5,392
Allowance for loss on disaster	1,535	518		(1,016)
Asset retirement obligations	—	53		53
Other current liabilities	410,817	357,571		(53,246)
Total current liabilities	695,237	636,994		(58,243)

TOTAL LIABILITIES	1,572,873	1,439,131		(133,742)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	293,962	292,020		(1,942)
Total shareholders’ equity	2,128,689	2,126,746		(1,942)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(90)	141		231
Total unrealized gains (losses), translation adjustments, and others	(90)	141		231

TOTAL NET ASSETS	2,128,599	2,126,888		(1,710)

TOTAL LIABILITIES AND NET ASSETS	3,701,473	3,566,019		(135,453)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011		Six months ended September 30, 2012		Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	858,122		846,125		(11,997)	1,719,239
Operating expenses	829,708		815,503		(14,205)	1,676,016
Operating income from telecommunications businesses	28,413		30,622		2,208	43,223

Supplementary businesses:
Operating revenues	58,471		63,118		4,646	132,287
Operating expenses	55,324		56,686		1,362	125,186
Operating income from supplementary businesses	3,147		6,431		3,283	7,101
Operating income	31,561		37,053		5,492	50,324

Non-operating revenues:
Interest income	55		22		(32)	103
Dividends received	2,633		2,462		(170)	3,069
Lease and rental income	22,057		21,822		(234)	43,582
Miscellaneous income	2,680		2,674		(5)	11,693
Total non-operating revenues	27,425		26,981		(443)	58,448

Non-operating expenses:
Interest expenses	5,021		4,557		(463)	9,814
Lease and rental expenses	9,541		9,738		196	20,590
Miscellaneous expenses	781		913		131	3,137
Total non-operating expenses	15,344		15,209		(134)	33,542
Recurring profit	43,642		48,826		5,183	75,230
Special profits	4,393		—		(4,393)	4,473
Special losses	7,985		2,986		(4,998)	12,645
Income before income taxes	40,051		45,839		5,788	67,058
Income taxes	13,311	*	14,282	*	970	34,904
Net income	26,739		31,557		4,817	32,153

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	336,300	297,560	(38,739)	(11.5)	653,844
Monthly charge revenues*	235,496	213,761	(21,735)	(9.2)	461,246
Call rates revenues*	30,952	24,678	(6,273)	(20.3)	57,777
Interconnection call revenues*	42,421	37,315	(5,105)	(12.0)	81,873
IP services revenues	380,669	413,027	32,358	8.5	777,556
Leased circuit services revenues (excluding IP services revenues)	68,567	62,607	(5,959)	(8.7)	136,160
Telegram services revenues	8,315	7,701	(614)	(7.4)	17,098
Other telecommunications services revenues	64,270	65,228	958	1.5	134,579

Telecommunications total revenues	858,122	846,125	(11,997)	(1.4)	1,719,239

Supplementary business total revenues	58,471	63,118	4,646	7.9	132,287

Total operating revenues	916,594	909,243	(7,350)	(0.8)	1,851,527

*	Partial listing only.

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)	Year ended March 31, 2012
Cash flows from operating activities:
Income before income taxes	40,051	45,839	5,788	67,058
Depreciation and amortization	197,940	195,621	(2,318)	392,054
Loss on disposal of property, plant and equipment	9,649	10,872	1,222	22,447
Increase (decrease) in liability for employees’ retirement benefits	(2,373)	(1,333)	1,039	(26,589)
(Increase) decrease in accounts receivable	58,793	(48,397)	(107,190)	8,623
(Increase) decrease in inventories	(5,477)	2,311	7,788	(5,345)
Increase (decrease) in accounts payable and accrued expenses	(92,101)	(46,804)	45,296	(23,029)
Increase (decrease) in accrued consumption tax	(2,017)	5,743	7,760	(5,185)
Other	(3,528)	(27,547)	(24,018)	13,193

Sub-total	200,936	136,304	(64,631)	443,227
Interest and dividends received	2,688	2,485	(203)	3,173
Interest paid	(5,176)	(4,588)	588	(10,252)
Income taxes received (paid)	(4,764)	1,124	5,888	(6,750)

Net cash provided by (used in) operating activities	193,684	135,325	(58,359)	429,397
Cash flows from investing activities:
Payments for property, plant and equipment	(197,876)	(223,787)	(25,910)	(394,425)
Proceeds from sale of property, plant and equipment	569	1,793	1,224	2,010
Payments for purchase of investment securities	—	(120)	(120)	(1,993)
Proceeds from sale of investment securities	217	337	120	5,020
Other	308	(1,077)	(1,385)	2,303

Net cash provided by (used in) investing activities	(196,781)	(222,854)	(26,072)	(387,085)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,000	39,815	19,815	100,000
Payments for settlement of long-term debt	(22,818)	(44,169)	(21,350)	(122,687)
Net increase (decrease) in short-term borrowings	(30,000)	(30,000)	—	—
Payments for settlement of lease obligations	(1,663)	(709)	954	(3,023)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(67,982)	(68,564)	(581)	(59,210)
Net increase (decrease) in cash and cash equivalents	(71,080)	(156,093)	(85,013)	(16,898)
Cash and cash equivalents at beginning of period	202,824	185,925	(16,898)	202,824

Cash and cash equivalents at end of period	131,744	29,832	(101,912)	185,925

5. Revised Forecasts for the Fiscal Year Ending March 31, 2013

Based on its recent business performance, NTT East has revised its financial results forecasts that were announced in the financial results release filed on May 11, 2012 for the fiscal year ending March 31, 2013, as follows.

	(Billions of yen)
	Year Ending March 31, 2013 (Forecasts Previously Announced on May 11, 2012)	Year Ending March 31, 2013 (Revised Forecasts)	Change
Operating Revenues	1,868.0	1,858.0	(10.0)
Operating Income	65.0	65.0	—
Recurring Profit	85.0	85.0	—
Net Income	53.0	50.0	(3.0)

Note:	The financial results forecasts and projected figures concerning the future performance of NTT East contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and its parent NTT in light of information currently available to them regarding NTT, NTT East and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT East and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 8, 2012

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2012

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2012 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	September 30, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	485,967	477,498	(8,468)
Antenna facilities	7,158	6,961	(196)
Terminal equipment	21,188	21,001	(187)
Local line facilities	892,312	897,074	4,762
Long-distance line facilities	2,858	2,752	(106)
Engineering facilities	571,763	564,689	(7,073)
Submarine line facilities	2,427	2,180	(247)
Buildings	397,185	385,792	(11,392)
Construction in progress	31,147	30,198	(949)
Other	229,033	226,869	(2,163)
Total property, plant and equipment	2,641,042	2,615,019	(26,022)
Intangible fixed assets	77,024	72,762	(4,262)
Total fixed assets - telecommunications businesses	2,718,066	2,687,781	(30,285)
Investments and other assets
Other investments and assets	154,493	154,843	350
Allowance for doubtful accounts	(352)	(310)	41
Total investments and other assets	154,140	154,533	392
Total fixed assets	2,872,207	2,842,314	(29,892)

Current assets:
Cash and bank deposits	103,362	22,740	(80,622)
Notes receivable	19	32	13
Accounts receivable, trade	291,480	210,186	(81,293)
Supplies	35,212	35,901	688
Other current assets	44,965	160,417	115,452
Allowance for doubtful accounts	(2,840)	(2,191)	648
Total current assets	472,199	427,086	(45,113)

TOTAL ASSETS	3,344,407	3,269,400	(75,006)

	(Millions of yen)
	March 31, 2012	September 30, 2012	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	960,947	946,826	(14,121)
Liability for employees’ retirement benefits	224,695	224,080	(614)
Reserve for point services	5,093	5,717	623
Reserve for unused telephone cards	13,480	12,720	(760)
Asset retirement obligations	305	307	2
Other long-term liabilities	13,636	11,620	(2,016)
Total long-term liabilities	1,218,158	1,201,272	(16,885)
Current liabilities:
Current portion of long-term borrowings from parent company	133,151	141,364	8,212
Accounts payable, trade	74,124	48,194	(25,929)
Short-term borrowings	30,000	45,000	15,000
Accrued taxes on income	838	908 *	69
Asset retirement obligations	39	—	(39)
Other current liabilities	367,111	330,376	(36,735)
Total current liabilities	605,265	565,843	(39,421)

TOTAL LIABILITIES	1,823,423	1,767,116	(56,307)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	38,905	20,248	(18,656)
Total shareholders’ equity	1,520,959	1,502,302	(18,656)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	24	(17)	(41)
Total unrealized gains (losses), translation adjustments, and others	24	(17)	(41)

TOTAL NET ASSETS	1,520,983	1,502,284	(18,698)

TOTAL LIABILITIES AND NET ASSETS	3,344,407	3,269,400	(75,006)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011		Six months ended September 30, 2012		Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	771,010		745,191		(25,819)	1,537,887
Operating expenses	749,141		740,579		(8,562)	1,508,068
Operating income from telecommunications businesses	21,868		4,611		(17,257)	29,819

Supplementary businesses:
Operating revenues	61,312		62,328		1,016	138,460
Operating expenses	58,646		56,994		(1,652)	131,236
Operating income from supplementary businesses	2,665		5,334		2,668	7,223
Operating income	24,534		9,945		(14,588)	37,043

Non-operating revenues:
Interest income	2		5		2	8
Dividends received	1,150		843		(306)	1,160
Lease and rental income	19,504		18,693		(810)	38,660
Miscellaneous income	1,640		1,188		(451)	4,826
Total non-operating revenues	22,297		20,730		(1,566)	44,656

Non-operating expenses:
Interest expenses	7,926		7,571		(354)	15,732
Lease and rental expenses	6,660		8,134		1,474	17,032
Miscellaneous expenses	1,126		343		(782)	6,572
Total non-operating expenses	15,712		16,049		336	39,337
Recurring profit	31,118		14,627		(16,491)	42,361
Income before income taxes	31,118		14,627		(16,491)	42,361
Income taxes	7,434	*	2,084	*	(5,350)	21,867
Net income	23,683		12,543		(11,140)	20,493

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	332,009	297,340	(34,668)	(10.4)	646,816
Monthly charge revenues*	233,598	212,491	(21,107)	(9.0)	457,610
Call rates revenues*	26,935	22,607	(4,327)	(16.1)	51,162
Interconnection call revenues*	46,825	41,481	(5,344)	(11.4)	90,242
IP services revenues	309,774	327,852	18,077	5.8	629,402
Leased circuit services revenues (excluding IP services revenues)	62,784	57,071	(5,712)	(9.1)	125,491
Telegram services revenues	9,935	8,845	(1,090)	(11.0)	20,282
Other telecommunications services revenues	56,506	54,081	(2,425)	(4.3)	115,894

Telecommunications total revenues	771,010	745,191	(25,819)	(3.3)	1,537,887

Supplementary business total revenues	61,312	62,328	1,016	1.7	138,460

Total operating revenues	832,322	807,519	(24,803)	(3.0)	1,676,348

*	Partial listing only.

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)	Year ended March 31, 2012
Cash flows from operating activities:
Income before income taxes	31,118	14,627	(16,491)	42,361
Depreciation and amortization	183,476	179,073	(4,402)	363,579
Loss on disposal of property, plant and equipment	7,988	8,864	875	17,637
Increase (decrease) in liability for employees’ retirement benefits	(5,414)	(614)	4,799	(33,354)
(Increase) decrease in accounts receivable	42,249	(9,696)	(51,945)	(21,705)
(Increase) decrease in inventories	(4,472)	(2,589)	1,883	(4,546)
Increase (decrease) in accounts payable and accrued expenses	(71,853)	(39,110)	32,743	(18,947)
Increase (decrease) in accrued consumption tax	608	1,040	432	(72)
Other	(4,958)	(22,209)	(17,250)	46,428

Sub-total	178,741	129,385	(49,356)	391,379
Interest and dividends received	1,153	848	(304)	1,169
Interest paid	(8,065)	(7,354)	710	(16,346)
Income taxes received (paid)	6,474	4,905	(1,569)	6,418

Net cash provided by (used in) operating activities	178,304	127,783	(50,520)	382,619

Cash flows from investing activities:
Payments for property, plant and equipment	(166,808)	(186,202)	(19,393)	(349,576)
Proceeds from sale of property, plant and equipment	673	441	(231)	1,660
Payments for purchase of investment securities	(614)	(140)	474	(1,454)
Proceeds from sale of investment securities	14	131	116	48
Other	(713)	(417)	295	201

Net cash provided by (used in) investing activities	(167,448)	(186,187)	(18,738)	(349,120)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,000	19,907	(30,092)	140,000
Payments for settlement of long-term debt	(54,714)	(25,815)	28,898	(142,428)
Net increase (decrease) in short-term borrowings	(5,000)	15,000	20,000	(25,000)
Payments for settlement of lease obligations	(852)	(851)	0	(1,836)
Dividends paid	(31,200)	(31,200)	—	(31,200)

Net cash provided by (used in) financing activities	(41,767)	(22,960)	18,806	(60,464)
Net increase (decrease) in cash and cash equivalents	(30,911)	(81,363)	(50,452)	(26,964)
Cash and cash equivalents at beginning of period	131,113	104,148	(26,964)	131,113

Cash and cash equivalents at end of period	100,202	22,784	(77,417)	104,148

November 8, 2012

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2012

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2012. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

V.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including leading global tier-1 IP network, Arcstar Universal One™ VPN network reaching over 150 countries, and over 130 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com | www.twitter.com/nttcom | www.facebook.com/nttcomtv

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	September 30, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	146,728	143,905	(2,822)
Antenna facilities	1,569	1,527	(42)
Terminal equipment	929	865	(63)
Local line facilities	836	815	(21)
Long-distance line facilities	7,497	7,039	(457)
Engineering facilities	54,861	54,253	(607)
Submarine line facilities	8,974	19,560	10,586
Buildings	127,910	124,102	(3,807)
Construction in progress	30,479	20,891	(9,587)
Other	89,883	86,494	(3,389)
Total property, plant and equipment	469,671	459,456	(10,214)
Intangible fixed assets	84,055	82,062	(1,992)
Total fixed assets - telecommunications businesses	553,727	541,519	(12,207)
Investments and other assets
Investment securities	118,969	124,946	5,976
Investments in subsidiaries and affiliated companies	178,550	194,634	16,083
Other investments and assets	55,751	53,770	(1,981)
Allowance for doubtful accounts	(219)	(214)	4
Total investments and other assets	353,053	373,136	20,082
Total fixed assets	906,780	914,656	7,875

Current assets:
Cash and bank deposits	23,863	9,671	(14,191)
Notes receivable	446	90	(356)
Accounts receivable, trade	192,630	169,173	(23,456)
Supplies	9,424	10,142	718
Other current assets	71,439	57,536	(13,903)
Allowance for doubtful accounts	(2,294)	(2,066)	228
Total current assets	295,509	244,549	(50,960)

TOTAL ASSETS	1,202,290	1,159,205	(43,084)

	(Millions of yen)
	March 31, 2012	September 30, 2012		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	63,666	61,873		(1,793)
Liability for employees’ retirement benefits	82,533	84,756		2,223
Reserve for point services	3,957	4,206		248
Reserve for unused telephone cards	5,964	5,628		(336)
Asset retirement obligations	669	555		(113)
Other long-term liabilities	15,638	13,883		(1,754)
Total long-term liabilities	172,430	170,903		(1,526)
Current liabilities:
Current portion of long-term borrowings from parent company	43,643	3,614		(40,028)
Accounts payable, trade	26,063	18,573		(7,489)
Short-term borrowings	—	34,425		34,425
Accounts payable, other	173,342	126,523		(46,818)
Accrued taxes on income	9,533	9,987	*	453
Allowance for losses on construction	105	110		5
Allowance for loss on disaster	506	433		(73)
Asset retirement obligations	—	120		120
Other current liabilities	31,951	31,952		1
Total current liabilities	285,145	225,742		(59,402)

TOTAL LIABILITIES	457,575	396,646		(60,929)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	356,324	370,288		13,963
Total shareholders’ equity	699,703	713,667		13,963
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	45,010	48,891		3,880
Total unrealized gains (losses), translation adjustments, and others	45,010	48,891		3,880

TOTAL NET ASSETS	744,714	762,559		17,844

TOTAL LIABILITIES AND NET ASSETS	1,202,290	1,159,205		(43,084)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011		Six months ended September 30, 2012		Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	412,719		390,698		(22,021)	817,556
Operating expenses	358,108		331,063		(27,044)	710,400
Operating income from telecommunications businesses	54,611		59,634		5,023	107,156

Supplementary businesses:
Operating revenues	72,831		75,812		2,981	163,464
Operating expenses	73,655		73,391		(263)	164,872
Operating income (losses) from supplementary businesses	(823)		2,421		3,244	(1,407)
Operating income	53,787		62,055		8,268	105,748

Non-operating revenues:
Interest income	31		99		67	97
Dividends received	8,089		6,568		(1,520)	9,033
Lease and rental income	6,613		6,380		(232)	13,021
Miscellaneous income	906		645		(260)	1,562
Total non-operating revenues	15,640		13,693		(1,947)	23,715

Non-operating expenses:
Interest expenses	1,159		941		(217)	2,196
Lease and rental expenses	3,649		3,348		(300)	7,546
Miscellaneous expenses	239		514		274	726
Total non-operating expenses	5,048		4,804		(244)	10,469
Recurring profit	64,379		70,945		6,565	118,994
Special profits	—		—		—	3,728
Special losses	—		—		—	9,599
Income before income taxes	64,379		70,945		6,565	113,123
Income taxes	26,064	*	26,481	*	416	54,820
Net income	38,314		44,463		6,149	58,303

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	164,902	150,215	(14,686)	(8.9)	324,268
IP services revenues	187,126	185,495	(1,630)	(0.9)	374,420
Open computer network services revenues*	79,567	77,949	(1,618)	(2.0)	158,804
IP-Virtual private network services revenues*	34,862	34,232	(629)	(1.8)	69,580
Wide-Area Ethernet services revenues*	26,984	26,726	(257)	(1.0)	54,094
Data communications revenues (excluding IP services revenues)	40,284	34,790	(5,494)	(13.6)	78,332
Leased circuit services revenues*	28,903	26,011	(2,891)	(10.0)	56,708
Solution services revenues	80,701	82,745	2,043	2.5	179,729
Others	12,536	13,263	727	5.8	24,271

Total operating revenues	485,551	466,510	(19,040)	(3.9)	981,021

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)	Year ended March 31, 2012
Cash flows from operating activities:
Income before income taxes	64,379	70,945	6,565	113,123
Depreciation and amortization	50,251	51,958	1,707	100,821
Loss on disposal of property, plant and equipment	1,164	1,033	(130)	4,713
Gains on sales of fixed assets	(441)	(18)	422	(4,256)
Increase (decrease) in allowance for doubtful accounts	(187)	(232)	(45)	(93)
Increase (decrease) in liability for employees’ retirement benefits	2,498	2,223	(275)	3,160
(Increase) decrease in accounts receivable	24,399	4,113	(20,286)	(9,088)
(Increase) decrease in inventories	(3,313)	(1,734)	1,578	(1,999)
Increase (decrease) in accounts payable and accrued expenses	(16,160)	(29,203)	(13,043)	1,265
Increase (decrease) in accrued consumption tax	673	955	282	2,314
Other	(15,111)	(15,845)	(734)	5,170

Sub-total	108,152	84,195	(23,957)	215,132
Interest and dividends received	8,114	6,642	(1,471)	9,107
Interest paid	(1,159)	(938)	221	(2,330)
Income taxes received (paid)	(25,311)	(41,868)	(16,557)	(24,980)

Net cash provided by (used in) operating activities	89,795	48,029	(41,766)	196,929

Cash flows from investing activities:
Payments for property, plant and equipment	(78,783)	(49,500)	29,282	(123,025)
Proceeds from sale of property, plant and equipment	784	31	(753)	4,938
Payments for purchase of investment securities	(5,054)	(16,203)	(11,149)	(5,727)
Proceeds from sale of investment securities	50	312	262	136
Payments for short-term loans	(550)	(539)	10	(2,781)
Other	(1,551)	188	1,740	(2,008)

Net cash provided by (used in) investing activities	(85,104)	(65,711)	19,392	(128,468)

Cash flows from financing activities:
Payments for settlement of long-term debt	(2,036)	(41,821)	(39,784)	(37,073)
Net increase (decrease) in short-term borrowings	4,160	34,425	30,265	(65)
Payments for settlement of lease obligations	(1,900)	(2,042)	(142)	(4,110)
Dividends paid	(15,000)	(30,500)	(15,499)	(15,000)

Net cash provided by (used in) financing activities	(14,777)	(39,937)	(25,160)	(56,250)

Effect of exchange rate changes on cash and cash equivalents	(566)	521	1,088	290
Net increase (decrease) in cash and cash equivalents	(10,652)	(57,098)	(46,445)	12,500
Cash and cash equivalents at beginning of period	57,958	70,459	12,500	57,958

Cash and cash equivalents at end of period	47,306	13,361	(33,945)	70,459

V. Financial Results of NTT Communications Group

	(Millions of yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	593,170	587,535	(5,635)	(0.9)
Operating expenses	536,193	522,721	(13,472)	(2.5)
Operating income	56,977	64,814	7,837	13.8

November 8, 2012

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2012

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2012	B As of Jun. 30, 2012	C As of Sept. 30, 2012			D As of Mar. 31, 2013 (Revised Forecast)		[Ref.] As of Mar. 31, 2013 (Forecast when previous annual results were announced)
			E				F
				Change	Progress		Change
				C-A	E/F		D-A
Telephone Subscriber Lines	27,521	26,872	26,284	(1,238)	48.6%	24,977	(2,544)	24,977
NTT East	13,554	13,229	12,932	(622)	48.7%	12,277	(1,277)	12,277
NTT West	13,968	13,643	13,352	(616)	48.6%	12,701	(1,267)	12,701
INS-Net	4,150	4,036	3,928	(222)	54.7%	3,744	(406)	3,744
NTT East	2,142	2,082	2,023	(119)	53.2%	1,919	(223)	1,919
NTT West	2,008	1,953	1,905	(103)	56.4%	1,825	(183)	1,825
Telephone Subscriber Lines + INS-Net	31,672	30,907	30,212	(1,460)	49.5%	28,722	(2,950)	28,722
NTT East	15,695	15,311	14,955	(741)	49.4%	14,195	(1,500)	14,195
NTT West	15,976	15,596	15,257	(719)	49.6%	14,526	(1,450)	14,526
Public Telephones	231,038	226,644	220,596	(10,442)	44.5%	207,556	(23,482)	207,556
NTT East	110,242	108,473	105,434	(4,808)	43.7%	99,242	(11,000)	99,242
NTT West	120,796	118,171	115,162	(5,634)	45.1%	108,314	(12,482)	108,314
FLET’S ISDN	152	145	138	(14)	38.2%	116	(36)	116
NTT East	71	68	64	(7)	36.0%	51	(20)	51
NTT West	81	77	74	(7)	40.8%	65	(16)	65
FLET’S ADSL	2,322	2,206	2,098	(224)	49.7%	1,872	(450)	1,872
NTT East	1,135	1,069	1,010	(125)	50.0%	885	(250)	885
NTT West	1,187	1,137	1,089	(99)	49.3%	987	(200)	987
FLET’S Hikari	16,564	16,872	17,020	455	35.0%	17,864	1,300	18,014
NTT East	9,353	9,517	9,578	225	34.6%	10,003	650	10,153
NTT West	7,211	7,354	7,441	230	35.4%	7,861	650	7,861
FLET’S Hikari Next*	7,106	7,703	8,207	1,101	41.2%	9,776	2,670	9,706
NTT East	4,275	4,573	4,800	525	41.3%	5,545	1,270	5,475
NTT West	2,831	3,130	3,407	576	41.1%	4,231	1,400	4,231
FLET’S Hikari Light*	297	412	512	215	45.8%	767	470	697
NTT East	261	322	373	112	41.4%	531	270	561
NTT West	36	90	140	103	51.7%	236	200	136
Hikari Denwa	13,900	14,252	14,557	657	43.8%	15,400	1,500	15,550
NTT East	7,402	7,577	7,731	328	41.0%	8,202	800	8,352
NTT West	6,498	6,674	6,826	328	46.9%	7,198	700	7,198
Conventional Leased Circuit Services	269	265	263	(6)	91.9%	262	(6)	262
NTT East	134	132	131	(3)	156.5%	132	(2)	132
NTT West	135	133	132	(3)	62.5%	130	(5)	130
High Speed Digital Services	158	155	154	(5)	30.2%	143	(16)	143
NTT East	84	82	82	(3)	68.6%	80	(4)	80
NTT West	74	73	72	(2)	17.2%	62	(12)	62
NTT Group Major ISPs	11,882	11,890	11,841	(41)	34.0%	11,761	(121)	12,009
OCN*	8,437	8,448	8,408	(29)	21.8%	8,306	(131)	8,555
Plala*	3,122	3,120	3,109	(13)	2882.0%	3,122	(0)	3,122
Hikari TV	2,004	2,122	2,235	231	42.3%	2,550	546	2,550
FLET’S TV Transmission Services	861	898	933	72	40.6%	1,038	177	1,035
NTT East	642	661	679	36	45.3%	722	80	719
NTT West	219	237	255	36	36.7%	316	97	316
Mobile	60,129	60,396	60,787	657	32.7%	62,140	2,009	62,930
FOMA	57,905	57,079	54,588	(3,316)	44.3%	50,420	(7,484)	52,640
Xi	2,225	3,317	6,198	3,973	41.9%	11,720	9,492	10,290
i-mode	42,321	40,336	37,356	(4,966)	51.3%	32,920	(9,672)	34,170
sp-mode	9,586	11,469	14,289	4,703	50.6%	19,000	9,298	19,130

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of communication module service subscribers is included in the number of Mobile and “FOMA” subscribers.

	(6)	Changes in the number of Mobile (“FOMA” and “Xi” are included), “i-mode” and “sp-mode” subscribers as of Mar. 31, 2013 (Revised Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, “FOMA” services subscriptions became mandatory for subscription to “2in1” services. Such “FOMA” services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and “FOMA” service subscriptions.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Sept. 30, 2011	B As of Sept. 30, 2012		C As of Mar. 31, 2013 (Revised Forecast)(1)	[Ref.] As of Mar. 31, 2013 (Forecast when previous annual results were announced)(1)
			Change
			B-A
NTT Consolidated	234,200	235,600	1,400	226,200	222,800
Core Group Companies
NTT (Holding Company)	2,950	2,950	0	2,900	2,900
NTT East	6,400	6,250	(150)	5,700	5,800
NTT West	5,450	5,250	(200)	5,050	5,150
NTT Communications	8,100	7,950	(150)	6,850	7,100
NTT DATA (Consolidated)	57,500	61,250	3,750	62,150	61,050
NTT DOCOMO (Consolidated)	23,750	24,550	800	24,250	22,800
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	35,850	33,450	(2,400)	30,450	30,500
West Outsourcing Companies	37,650	33,600	(4,050)	30,300	30,250

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		— As of Mar. 31, 2013 (Forecast when previous annual results were announced) (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,450 employees)

		— As of Mar. 31, 2013 (Revised Forecast): (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,500 employees)

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30, 2011	B Six Months Ended Sept. 30, 2012			C Year Ending Mar. 31, 2013 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2013 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	828.2	884.1	55.9	45.3%	1,950.0	1,920.0
Core Group Companies
NTT (Holding Company)	13.4	13.9	0.5	42.2%	33.0	33.0
NTT East(1)(2)	157.0	165.7	8.6	42.5%	390.0	390.0
NTT West(1)(2)	154.9	163.7	8.7	45.5%	360.0	360.0
NTT Communications(1)	61.3	39.3	(21.9)	35.8%	110.0	110.0
NTT DATA (Consolidated)	67.5	53.6	(13.8)	40.4%	133.0	133.0
NTT DOCOMO (Consolidated)	311.6	361.0	49.4	48.2%	749.0	735.0

Notes :	(1)	Capital Investments of NTT East, NTT West, and NTT Communications for the fiscal year ending Mar. 31, 2013 (Revised Forecast) include: 160.0 billion yen for voice transmission, 28.0 billion yen for data transmission, 177.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 3.0 billion yen for R&D facilities, and 21.0 billion yen for joint facilities and others for NTT East; 161.0 billion yen for voice transmission, 33.0 billion yen for data transmission, 151.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 12.0 billion yen for joint facilities and others for NTT West; and 54.0 billion yen for voice transmission, 13.0 billion yen for data transmission, 2.0 billion yen for leased circuit, 1.0 billion yen for R&D facilities, and 40.0 billion yen for joint facilities and others for NTT Communications.

	(2)	Capital Investments of NTT East and NTT West for the fiscal year ending Mar. 31, 2013 (Revised Forecast) include approximately 170.0 billion yen and 130.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 93% for NTT East and 91% for NTT West as of Mar. 31, 2013.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Six Months Ended Sept. 30, 2011	B Six Months Ended Sept. 30, 2012			C Year Ending Mar. 31, 2013 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2013 (Forecast when previous annual results were announced)
		Change		Progress
		B-A		B/C
NTT Consolidated (US GAAP)
Operating Revenues	5,154.6	5,237.4	82.8	48.4%	10,810.0	10,750.0
Fixed Voice Related Services	988.9	895.4	(93.5)	—	—	—
Mobile Voice Related Services	956.0	853.4	(102.6)	—	—	—
IP/Packet Communications Services	1,772.7	1,880.5	107.8	—	—	—
Sales of Telecommunications Equipment	270.7	402.3	131.6	—	—	—
System Integration	824.8	850.5	25.7	—	—	—
Other	341.4	355.3	13.9	—	—	—
Operating Expenses	4,469.1	4,574.4	105.3	47.6%	9,610.0	9,470.0
Cost of Services (exclusive of items shown separately below)	1,155.0	1,186.0	31.0	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	359.2	418.4	59.2	—	—	—
Cost of System Integration (exclusive of items shown separately below)	556.6	575.9	19.2	—	—	—
Depreciation and Amortization	932.1	930.1	(2.0)	—	—	—
Impairment Loss	0.1	0.8	0.7	—	—	—
Selling, General and Administrative Expenses	1,466.1	1,463.2	(2.8)	—	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—	—
Operating Income	685.5	663.0	(22.5)	55.2%	1,200.0	1,280.0
Income Before Income Taxes	681.7	642.8	(38.9)	54.9%	1,170.0	1,265.0
Net Income Attributable to NTT	296.4	293.4	(3.0)	55.4%	530.0	575.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,051.2	1,047.20	(4.0)	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,325.0	2,418.4	93.4	—	—	—
Loss on Disposal of Property, Plant and Equipment	49.2	66.5	17.3	—	—	—
Other Expenses	111.5	111.4	(0.1)	—	—	—
Total	3,536.9	3,643.5	106.6	—	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	249.7	264.1	14.3	61.0%	433.0	433.0
Operating Expenses	71.6	70.6	(0.9)	45.6%	155.0	155.0
Operating Income	178.1	193.4	15.3	69.6%	278.0	278.0
Non-Operating Revenues	20.9	19.5	(1.3)	48.9%	40.0	40.0
Non-Operating Expenses	21.7	21.6	(0.1)	50.3%	43.0	43.0
Recurring Profit	177.2	191.3	14.1	69.6%	275.0	275.0
Net Income	176.4	190.9	14.4	68.9%	277.0	277.0

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2011	B Six Months Ended Sept. 30, 2012			C Year Ending Mar. 31, 2013 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2013 (Forecast when previous annual results were announced)
		Change		Progress
		B-A		B/C
NTT East (JPN GAAP)
Operating Revenues	916.5	909.2	(7.3)	48.9%	1,858.0	1,868.0
Voice Transmission Services (excluding IP)(1)	336.3	297.5	(38.7)	51.4%	579.0	582.0
IP Services(2)	380.6	413.0	32.3	48.4%	853.0	860.0
Leased Circuit (excluding IP)	68.5	62.6	(5.9)	49.7%	126.0	126.0
Telegraph	8.3	7.7	(0.6)	48.1%	16.0	16.0
Other	64.2	65.2	0.9	45.2%	284.0	284.0
Supplementary Business	58.4	63.1	4.6
Operating Expenses	885.0	872.1	(12.8)	48.6%	1,793.0	1,803.0
Personnel	55.1	54.6	(0.4)	49.2%	111.0	112.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	581.4	570.6	(10.8)	48.1%	1,187.0	1,193.0
Depreciation and Amortization	194.4	192.2	(2.2)	50.7%	379.0	379.0
Loss on Disposal of Property, Plant and Equipment	17.3	18.5	1.2	44.2%	42.0	45.0
Taxes and Public Dues	36.6	36.1	(0.5)	48.8%	74.0	74.0
Operating Income	31.5	37.0	5.4	57.0%	65.0	65.0
Non-Operating Revenues	27.4	26.9	(0.4)	50.9%	53.0	53.0
Non-Operating Expenses	15.3	15.2	(0.1)	46.1%	33.0	33.0
Recurring Profit	43.6	48.8	5.1	57.4%	85.0	85.0
Net Income	26.7	31.5	4.8	63.1%	50.0	53.0
NTT West (JPN GAAP)
Operating Revenues	832.3	807.5	(24.8)	49.1%	1,645.0	1,645.0
Voice Transmission Services (excluding IP)(1)	332.0	297.3	(34.6)	51.2%	581.0	581.0
IP Services(2)	309.7	327.8	18.0	48.9%	670.0	670.0
Leased Circuit (excluding IP)	62.7	57.0	(5.7)	51.4%	111.0	111.0
Telegraph	9.9	8.8	(1.0)	49.1%	18.0	18.0
Other	56.5	54.0	(2.4)	43.9%	265.0	265.0
Supplementary Business	61.3	62.3	1.0
Operating Expenses	807.7	797.5	(10.2)	49.7%	1,605.0	1,605.0
Personnel	52.5	52.7	0.1	48.4%	109.0	109.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	522.5	515.3	(7.1)	49.3%	1,045.0	1,045.0
Depreciation and Amortization	180.5	176.1	(4.3)	51.2%	344.0	344.0
Loss on Disposal of Property, Plant and Equipment	18.1	19.8	1.7	49.6%	40.0	40.0
Taxes and Public Dues	34.0	33.4	(0.6)	50.0%	67.0	67.0
Operating Income	24.5	9.9	(14.5)	24.9%	40.0	40.0
Non-Operating Revenues	22.2	20.7	(1.5)	47.1%	44.0	44.0
Non-Operating Expenses	15.7	16.0	0.3	47.2%	34.0	34.0
Recurring Profit	31.1	14.6	(16.4)	29.3%	50.0	50.0
Net Income	23.6	12.5	(11.1)	31.4%	40.0	40.0

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept. 30, 2012 include monthly charges, call charges and interconnection charges of 213.7 billion yen, 24.6 billion yen and 37.3 billion yen for NTT East, and 212.4 billion yen, 22.6 billion yen and 41.4 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the six months ended Sept. 30, 2012 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 242.9 billion yen and 80.7 billion yen for NTT East, and 187.2 billion yen and 67.5 billion yen for NTT West, respectively.

—     “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2011	B Six Months Ended Sept. 30, 2012			C Year Ending Mar. 31, 2013 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2013 (Forecast when previous annual results were announced)
		Change		Progress
		B-A		B/C
NTT Communications (JPN GAAP)
Operating Revenues	485.5	466.5	(19.0)	48.8%	955.0	955.0
Voice Transmission Services (excluding IP)(1)	164.9	150.2	(14.6)	50.9%	295.0	295.0
IP Services(1)	187.1	185.4	(1.6)	49.5%	375.0	375.0
Data Transmission Services (excluding IP)(1)	40.2	34.7	(5.4)	53.5%	65.0	65.0
Leased Circuit*(1)	28.9	26.0	(2.8)	54.2%	48.0	48.0
Solutions Business	80.7	82.7	2.0	42.4%	195.0	195.0
Other	12.5	13.2	0.7	53.1%	25.0	25.0
Operating Expenses	431.7	404.4	(27.3)	47.3%	855.0	855.0
Personnel	45.6	45.2	(0.3)	50.3%	90.0	90.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	206.4	189.1	(17.3)	47.0%	640.0	640.0
Communication Network Charges	122.4	111.4	(10.9)
Depreciation and Amortization	49.1	50.7	1.6	47.4%	107.0	107.0
Loss on Disposal of Property, Plant and Equipment	2.1	1.8	(0.3)	30.1%	6.0	6.0
Taxes and Public Dues	5.9	5.9	(0.0)	49.6%	12.0	12.0
Operating Income	53.7	62.0	8.2	62.1%	100.0	100.0
Non-Operating Revenues	15.6	13.6	(1.9)	65.2%	21.0	21.0
Non-Operating Expenses	5.0	4.8	(0.2)	43.7%	11.0	11.0
Recurring Profit	64.3	70.9	6.5	64.5%	110.0	110.0
Net Income	38.3	44.4	6.1	66.4%	67.0	67.0
Dimension Data Consolidated (IFRS)
Operating Revenues	229.9	228.5	(1.4)	47.1%	485.0	485.0
Operating Expenses(2)	221.5	222.3	0.8	47.4%	468.5	468.5
Operating Income(3)	8.4	6.2	(2.2)	37.6%	16.5	16.5
Net Income Attributable to NTT	5.5	3.7	(1.7)	—	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the six months ended Sept. 30, 2012 include revenues from telephone subscriber lines (77.3 billion yen). Operating Revenues from IP Services include revenues from OCN ( 77.9 billion yen), IP-VPN (34.2 billion yen) and Wide-area Ethernet (26.7 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (0.0 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.4 billion yen) and high-speed digital (10.2 billion yen).

	(2)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(3)	Operating Income under US GAAP is 1.4 billion yen.

	(4)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the six months ended June 30, 2012 are stated under “B. Six Months Ended Sept. 30, 2012” and Dimension Data’s forecast for the twelve months ending December 31, 2012 is stated under “C. Year Ending Mar. 31, 2013 (Forecast).”

	(5)	Conversion Rate USD1.00 = JPY79.77

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2011	B Six Months Ended Sept. 30, 2012			C Year Ending Mar. 31, 2013 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2013 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	571.7	604.8	33.0	47.3%	1,280.0	1,280.0
Public & Financial IT Services	332.4	334.2	1.7	45.9%	729.0	816.0
Enterprise IT Services(1)	128.9	141.7	12.8	50.6%	280.0	414.0
Solutions & Technologies	74.3	79.2	4.9	48.3%	164.0	176.0
Global Business(2)	94.5	115.3	20.8	49.7%	232.0	—
Elimination or Corporate	(58.6)	(65.8)	(7.2)	52.7%	(125.0)	(126.0)
Cost of Sales	432.0	459.4	27.4	48.1%	956.0	956.0
Gross Profit	139.6	145.3	5.6	44.9%	324.0	324.0
Selling, General and Administrative Expenses	108.9	115.2	6.2	48.2%	239.0	239.0
Operating Income	30.7	30.1	(0.6)	35.5%	85.0	85.0
Non-Operating Income (Loss)	(2.0)	(3.3)	(1.2)	47.3%	(7.0)	(7.0)
Recurring Profit	28.7	26.8	(1.9)	34.4%	78.0	78.0
Net Income	12.4	13.4	0.9	35.4%	38.0	38.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,113.0	2,207.3	94.3	48.8%	4,520.0	4,450.0
Wireless Services	1,877.8	1,845.0	(32.8)	49.3%	3,741.0	3,725.0
Mobile Services	1,708.8	1,644.1	(64.8)	50.5%	3,254.0	3,304.0
Voice	802.4	668.5	(133.9)	54.0%	1,238.0	1,233.0
Packet Communications	906.5	975.6	69.1	48.4%	2,016.0	2,071.0
Other revenues	168.9	200.9	31.9	41.2%	487.0	421.0
Equipment sales	235.2	362.4	127.2	46.5%	779.0	725.0
Operating Expenses	1,604.5	1,736.2	131.7	46.9%	3,700.0	3,550.0
Personnel	135.5	138.0	2.5	48.6%	284.0	278.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	990.8	1,123.5	132.7	46.7%	2,406.0	2,245.0
Depreciation and Amortization	318.4	324.2	5.8	46.5%	697.0	695.0
Loss on Disposal of Property, Plant and Equipment	11.6	22.5	10.9	38.1%	59.0	71.0
Communication Network Charges	128.9	108.5	(20.4)	50.2%	216.0	223.0
Taxes and Public Dues	19.3	19.5	0.2	51.3%	38.0	38.0
Operating Income	508.5	471.1	(37.4)	57.5%	820.0	900.0
Non-Operating Income (Loss)	3.4	(5.5)	(8.9)	138.1%	(4.0)	3.0
Income Before Income Taxes	511.9	465.6	(46.3)	57.1%	816.0	903.0
Net Income Attributable to NTT DOCOMO	299.0	285.9	(13.1)	56.4%	507.0	557.0

Notes:	(1)	“Global IT Sevices” changed its name to “Enterprise IT Services” at the beginning of the fiscal year ending March 31, 2013.

	(2)	Beginning with the three months ended September 30, 2012, the three previously reported segments of “Public & Financial IT Services,” “Enterprise IT Services” and “Solutions and Technologies” have been changed to the four reported segments of “Public & Financial IT Services,” “Enterprise IT Services,” “Solutions and Technologies” and “Global Business.” In addition, the segment information disclosed for the six months ended September 30, 2011 has been adjusted based on the revised segment structure.

	(3)	Figures for Operating Revenues of NTT DATA “Year Ending March 31, 2012 (Forecast when previous annual results were announced)” were released before we started reporting a separate “Global Business” segment.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2012 (From Apr. to Jun., 2012)	Three Months Ended Sept. 30, 2012 (From Jul. to Sept., 2012)	Six Months Ended Sept. 30, 2011 (From Apr. to Sept., 2011)	Six Months Ended Sept. 30, 2012 (From Apr. to Sept., 2012)	Year Ended Mar. 31, 2012	Year Ending Mar. 31, 2013 (Revised forecast)	Year Ending Mar. 31, 2012 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,820	2,810	2,870	2,810	2,860	2,810	2,810
Telephone Subscriber Lines ARPU	2,460	2,460	2,510	2,460	2,500	2,450	2,450
INS-NET Subscriber Lines ARPU	5,050	5,050	5,090	5,050	5,080	5,030	5,030
FLET’S Hikari ARPU	5,880	5,870	5,870	5,870	5,900	5,800	5,800
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,730	2,730	2,770	2,730	2,760	2,720	2,720
Telephone Subscriber Lines ARPU	2,420	2,420	2,460	2,420	2,450	2,410	2,410
INS-NET Subscriber Lines ARPU	4,880	4,890	4,930	4,890	4,920	4,880	4,880
FLET’S Hikari ARPU	5,900	5,880	5,930	5,890	5,930	5,860	5,870
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,930	4,870	5,230	4,900	5,140	4,850	4,570
Voice ARPU (FOMA+Xi)	1,900	1,810	2,310	1,850	2,200	1,710	1,690
Packet ARPU (FOMA+Xi)	2,660	2,670	2,570	2,660	2,590	2,740	2,880
Smart ARPU (FOMA+Xi)	370	390	350	390	350	400	—

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (“FOMA“+”Xi”) = Voice ARPU (“FOMA“+”Xi”) + Packet ARPU (“FOMA“+”Xi”) + Smart ARPU (“FOMA“+”Xi”).

			—	Our Voice ARPU (“FOMA“+”Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA“+”Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA“+”Xi”) is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

	(7)	We started to use the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU will now be included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU will now be reclassified as Smart ARPU: 90 yen out of Packet ARPU revenues for the three months ended June 30, 2011; 80 yen out of Packet ARPU revenues for the three months ended September 30, 2011; 90 yen out of Packet ARPU revenues for the three months ended December 31, 2011; 80 yen out of Packet ARPU revenues for the three months ended March 31, 2012; 80 yen out of Packet ARPU revenues for the six months ended September 30, 2011; 80 yen out of Packet ARPU revenues for the twelve months ended March 31, 2012; and 90 yen out of Packet ARPU revenues for the three months ended June 30, 2012.

	(8)	Figures for Mobile Aggregate ARPU (FOMA + Xi) “Year Ending March 31, 2012 (Forecast when previous annual results were announced)” were released before we started to use the Smart ARPU metric and therefore do not include Smart ARPU.

	(9)	“mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the six months ended Sept. 30, 2011 and the year ended Mar. 31, 2012, but are not included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the six months ended Sept. 30, 2012 and the year ending Mar. 31, 2013 (Forecast).

	(10)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(11)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced): Average expected active number of subscribers ((number of subscribers at end of previous Mar. + number of expected subscribers at end of following Mar.)/2)x12

			—	FY (Revised forecast): Sum of the sum of actual number of active subscribers at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6

	(12)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2012	As of Sept. 30, 2012	As of Mar. 31, 2013 (Revised Forecast)	As of Mar. 31, 2013 (Forecast when previous annual results were announced)
Interest-Bearing Liabilities	4,274.0	4,307.8	4,000.0	4,000.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2012	Six months Ended Sept. 30, 2012	Year Ending Mar. 31, 2013 (Revised Forecast)	Year Ending Mar. 31, 2013 (Forecast when previous annual results were announced)
EBITDA	3,219.1 billion yen	1,630.8 billion yen	3,190.0 billion yen	3,273.0 billion yen
EBITDA Margin	30.6%	31.1%	29.5%	30.4%
Operating FCF	1,272.5 billion yen	746.7 billion yen	1,240.0 billion yen	1,353.0 billion yen
ROCE	5.8%	3.3%	6.1%	6.5%

Note :	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2012	Six Months Ended Sept. 30, 2012	Year Ending Mar. 31, 2013 (Revised Forecast)	Year Ending Mar. 31, 2013 (Forecast when previous annual results were announced)
EBITDA (a+b)		3,219.1 billion yen	1,630.8 billion yen	3,190.0 billion yen	3,273.0 billion yen
a	Operating Income	1,223.0 billion yen	663.0 billion yen	1,200.0 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	967.8 billion yen	1,990.0 billion yen	1,993.0 billion yen
EBITDA Margin [(c/d)X100]		30.6%	31.1%	29.5%	30.4%
a	Operating Income	1,223.0 billion yen	663.0 billion yen	1,200.0 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	967.8 billion yen	1,990.0 billion yen	1,993.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	1,630.8 billion yen	3,190.0 billion yen	3,273.0 billion yen
d	Operating Revenues	10,507.4 billion yen	5,237.4 billion yen	10,810.0 billion yen	10,750.0 billion yen
Operating FCF [(c-d)]		1,272.5 billion yen	746.7 billion yen	1,240.0 billion yen	1,353.0 billion yen
a	Operating Income	1,223.0 billion yen	663.0 billion yen	1,200.0 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	967.8 billion yen	1,990.0 billion yen	1,993.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	1,630.8 billion yen	3,190.0 billion yen	3,273.0 billion yen
d	Capital Investment	1,946.6 billion yen	884.1 billion yen	1,950.0 billion yen	1,920.0 billion yen
ROCE [(b/c)X100]		5.8%	3.3%	6.1%	6.5%
a	Operating Income	1,223.0 billion yen	663.0 billion yen	1,200.0 billion yen	1,280.0 billion yen
	(Normal Statutory Tax Rate)	41%	38%	38%	38.0%
b	Operating Income X (1 - Normal Statutory Tax Rate)	722.5 billion yen	409.3 billion yen	740.9 billion yen	790.3 billion yen
c	Operating Capital Employed	12,365.4 billion yen	12,283.6 billion yen	12,117.8 billion yen	12,215.3 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2012	Six Months Ended Sept. 30, 2012
Payments for Property, Plant and Equipment	1,395.1	809.0
Payments for Acquisition of Intangible Assets	458.2	220.6
Total	1,853.3	1,029.6
Difference from Capital Investment	(93.3)	145.5